File No. 70-9577

                   SECURITIES AND EXCHANGE COMMISSION
                            450 FIFTH STREET
                         WASHINGTON, D.C.  20549
               __________________________________________

           AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                              Cinergy Corp.
                     Cinergy Global Resources, Inc.
                    Cinergy Capital & Trading, Inc.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                (Name of companies filing this statement
               and address of principal executive offices)

                              Cinergy Corp.
                (Name of top registered holding company)


                             Andrew M. Turk
                       Vice President & Treasurer
                              Cinergy Corp.
                             (address above)
                 (Name and address of agent for service)

Applicants request the Commission to send notices, orders and communications to the following (at the address listed above for individuals affiliated with Cinergy Corp.):

William J. Grealis                   Madeleine W. Ludlow
Vice President/Cinergy Corp.         Vice President/Cinergy Corp.
Chief Strategic Officer/Cinergy      Chief Financial Officer/Cinergy
Corp.                                Corp.

Cheryl M. Foley                      Michael J. Cyrus
Vice President/Cinergy Corp.         Vice President/Cinergy Corp.
President/Cinergy Global Resources,  President/Cinergy Capital &
Inc.                                 Trading, Inc.

William C. Weeden                    William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.           40 West 57th Street
Washington, D.C.  20005              New York, New York  10019

                            TABLE OF CONTENTS

TABLE OF CONTENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

Item 1.      Description of Proposed Transactions. . . . . . . . . . . . .3

       A.   Introduction . . . . . . . . . . . . . . . . . . . . . . . . .3

       1. Growth Cap/Restructuring Cap; Business Imperatives . . . . . . .3
       2. Satisfaction of Applicable Standards . . . . . . . . . . . . . .8

       B.   Industry Dynamics/Company Growth Strategy. . . . . . . . . . .9

       1. State Restructuring/Generation Divestitures. . . . . . . . . . 10
       2. Foreign Utility Privatizations & Acquisitions. . . . . . . . . 12
       3. Cinergy's Growth Strategy/5 in 5 on 5 Goals. . . . . . . . . . 14

       C.   Proposed Financing Authority . . . . . . . . . . . . . . . . 14

       1. Existing Authority . . . . . . . . . . . . . . . . . . . . . . 15
       2. Proposed Authority . . . . . . . . . . . . . . . . . . . . . . 15

       D.   Cinergy and Subsidiaries/Overview. . . . . . . . . . . . . . 23

       E.   EPAct Projects/Domestic/ECBU . . . . . . . . . . . . . . . . 25

       1. Background; Industry Trends Impacting EWG Projects . . . . . . 25
       2. Cinergy's Energy Commodities Business Unit . . . . . . . . . . 27
       3. Power Marketing & Physical Assets: Risk Mitigation . . . . . . 30
       4. Transfer to EWG Status of CG&E/PSI Generation. . . . . . . . . 31

       F.   EPAct Projects/Foreign/IBU . . . . . . . . . . . . . . . . . 39

       1. Cinergy's International Business Unit. . . . . . . . . . . . . 39
       2. IBU Investments/December 31, 1999 . . . . . . . . . . . . . .  42
       3. Future IBU Investments . . . . . . . . . . . . . . . . . . . . 49

Item 2.      Fees, Commissions and Expenses. . . . . . . . . . . . . . . 52

Item 3.      Applicable Statutory Provisions . . . . . . . . . . . . . . 52

       A.   Project Review Procedures/Risk Mitigation Techniques . . . . 55

       1. Strategic Planning Process . . . . . . . . . . . . . . . . . . 55
       2. Global Risk Management Function. . . . . . . . . . . . . . . . 56
       3. Capital Investment Review Process/Project Safeguard. . . . . . 57
       4. International Project Review and Performance Management. . . . 59
       5. Risk Mitigation/Specific Project Risks . . . . . . . . . . . . 60
       6. General Factors Mitigating Project Risks . . . . . . . . . . . 65

       B.   Financial Results & Other Benefits/Prior Investments . . . . 67

       C.   Current Financial Condition of Cinergy & Operating Companies 68

       1. Cinergy. . . . . . . . . . . . . . . . . . . . . . . . . . . . 68
       2. Operating Companies. . . . . . . . . . . . . . . . . . . . . . 69

       D.   Financing Plan for New Investments; Merrill Lynch Letter . . 71

       E.   Protection of Operating Companies; State Commission Letters. 74

       F.   Merger Commitments/Ohio Electric Deregulation .  . . . . . ..76

       1. Indiana. . . . . . . . . . . . . . . . . . . . . . . . . . . . 77
       2. Ohio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 79
       3. Kentucky . . . . . . . . . . . . . . . . . . . . . . . . . . . 82
       4. Conclusion/Merger Commitments & Ohio Deregulation . . . .  . . 84

Item 4.   Regulatory Approval . . . . . . . . . . . . . . . . . . . . .  84

Item 5.   Procedure . . . . . . . . . . . . . . . . . . . . . . . . . .  84

Item 6.   Exhibits and Financial Statements . . . . . . . . . . . . . .  86

       (a)  Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . 86
       (b)  Financial Statements . . . . . . . . . . . . . . . . . . . . 87

Item 7.   Information as to Environmental Effects . . . . . . . . . . .  88

SIGNATURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 89

Item 1.   Description of Proposed Transactions

     A.   Introduction

     By order dated March 23, 1998 (HCAR No. 26848) ("100% Order"), the Commission amended certain prior orders issued to Cinergy Corp. ("Cinergy" or the "Company"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act" or "1935 Act"), authorizing Cinergy to apply the proceeds of certain financing transactions to an aggregate investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs" and collectively with EWGs, "EPAct Projects") not to exceed 100% of Cinergy's consolidated retained earnings ("100% Cap"), subject to various conditions. (As used herein, "aggregate investment" and "consolidated retained earnings" have the meanings assigned in Rule 53(a)(1).)

     1.   Growth Cap/Restructuring Cap; Business Imperatives

     Cinergy now requests greater financing authority for its general business activities, including expanded investment authority for EPAct Projects bounded by two separate investment ceilings.

     First, Cinergy proposes a new investment cap (referred to below as the "Growth Cap"), intended to permit growth in its wholesale supply and international businesses, equal to the sum of Cinergy's consolidated retained earnings from time to time plus $2 billion. Cinergy's existing investments in EPAct Projects would count toward this cap, as well as new investments going forward. On a pro forma basis at December 31, 1999, Cinergy would have had approximately $2.44 billion available for further investments, had this new cap then been in place.

     Second, in light of comprehensive electric industry restructuring legislation recently enacted in Ohio and anticipated within the next several years for Indiana, Cinergy proposes a separate investment cap to accommodate a purely internal reorganization of utility assets that Cinergy already owns, by which its utility subsidiaries, The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electric utility ("PSI"), would transfer their electric generating facilities to one or more newly created EWG affiliates. This second cap (referred to below as the "Restructuring Cap") would be equal to the net book value of the assets transferred. This "investment" category, then, covers not new or incremental investments, but merely an intrasystem reorganization of assets that the Cinergy system has owned for many years. The Commission's staff has formally recommended that restructuring transactions such as these be exempted from the Act./1/

     More specifically, over a five-year period beginning with issuance of the Commission's order ("Five-Year Period"), Cinergy seeks to apply proceeds from the proposed financing transactions described later in this application to make additional investments in EPAct Projects, provided that:

     1. Growth Cap. Cinergy's aggregate investment shall not exceed the sum of (a) an aggregate investment equal to 100% of consolidated retained earnings plus (b) $2,000,000,000 (collectively, "Growth Cap"), exclusive of any investments by Cinergy in one or more EWG affiliates formed to acquire CG&E's and PSI's generating assets.

     2. Restructuring Cap. With respect solely to the transfer of CG&E's and PSI's generating assets to one or more EWG affiliates, Cinergy's aggregate investment in such EWGs shall not exceed the net book value of such generating assets at the time of transfer (the "Restructuring Cap"). The current net book value of CG&E's and PSI's generating assets is approximately $2.9 billion.

     At December 31, 1999, Cinergy's aggregate investment and consolidated retained earnings were approximately $580 million and $1,023 million, respectively, leaving available investment capacity under the 100% Order of approximately $443 million. Cinergy's International and Energy Commodities Business Units have budgeted additional investments in EPAct Projects for the year 200 in excess of $700 million (exclusive of the Duke transaction described below).

     The remaining capacity is thus inadequate for Cinergy to grow its business even in the near-term, let alone over the next five years. Even if Cinergy's investment balance were zero, and all the capacity under the 100% Order were available, this would still be the case.

     The problem is readily illustrated. In September 1999, nonregulated affiliates of Cinergy and Duke Energy Corporation announced a 50-50 joint venture to develop, construct, own and operate 1400 megawatts ("MW") of gas-fired, merchant peaking EWG facilities in Ohio and Indiana. In July 1999, Cinergy sold its ownership in Midlands Electricity plc., a British regional electric company ("Midlands"). Without this sale, freeing up over $450 million in capacity, the 100% Cap would have precluded Cinergy's participation in the joint venture with Duke, given the sizable capital commitments required. This transaction is very important to Cinergy. The new peaking facilities will mitigate the Company's near-term supply risks, arising from growing summer peak demand in the Midwest and related price volatility. As this transaction exemplifies, with deregulation of the electric industry expanding throughout the United States, giving retail customers the right to choose their supplier and requiring incumbent utilities to exit the generation business, new generating facilities are increasingly being built for nonutility ownership. At the same time, traditional utilities are increasingly selling existing generation assets to nonutility owners. The 100% Cap does not accommodate this fundamental shift in ownership of electric generating facilities, from franchised utilities to competitive EWG suppliers.

     More broadly, Cinergy's proposal is driven by the following industry developments, strategic goals and regulatory imperatives:

     Industry Changes; "Utility"/"Nonutility:" Utility markets throughout the world continue to be restructured, moving away from government regulation and ownership toward deregulated, competitive market structures. In the United States, wholesale electricity markets are already competitive, and most states have adopted or are considering proposals granting retail customers the right to choose their electric supplier, often requiring incumbent utilities to reduce market power by divesting generating assets. Abroad, countries are revising their laws to encourage foreign investment and private ownership of utility assets; many are "privatizing" state-owned utility systems, auctioning all or part of those systems to private investors including American utilities. Spurred by these reforms, the industry has become increasingly global in scope, with foreign utilities acquiring U.S. utilities and power plants - witness the recent acquisitions of U.S. utilities by ScottishPower, National Grid and most recently PowerGen - just as many U.S. utilities expand their operations abroad.

     As the Commission itself aptly observed in its recent concept release concerning foreign registered holding companies, the utility business is "rapidly evolving into a global industry," characterized by "a large demand for American utility expertise and significant investment opportunities abroad for U.S. companies."/2/

     In the U.S., competition and deregulation are rede fining the utility business. The prototype "utility company" - vertically integrated, operating entirely on a local or regional basis, deriving substantially all earnings from regulated, monopoly sales - is or soon will be defunct. To prepare for the onset of fully competitive markets, utilities are "reinventing" themselves - restructuring their businesses, including through asset sales (whether voluntarily or as a result of state or other regulatory mandates), pursuing mergers and acquisitions including "convergence" gas/electric transactions, and diversifying into non-traditional businesses, such as wholesale energy marketing and foreign utility acquisitions. To compete effectively in this new environment, Cinergy must have the opportunity to build scale and scope in these non-traditional - but now not only commonplace, but integral and vital - "nonutility" businesses.

     Cinergy's 5 in 5 on 5 Growth Strategy: Against this backdrop of growing competition and restructuring, Cinergy is striving to transform itself into a growth energy company. In 1997, Cinergy announced its goal of competing with and becoming one of the industry's top five companies within five years based on five performance measures. The "top five" performance measures are market capitalization, number of customers, productivity, and - directly relevant here - wholesale energy marketing and international operations. The success of these two platforms hinges on Cinergy's ability to invest in EPAct Projects at levels sufficient to create superior earnings growth.

     Generation Divestitures; Foreign Privatizations/Acquisitions: One of the most significant industry dynamics is the growing divestiture of generating assets in the U.S. by traditional electric utilities, in many cases under legislative or regulatory mandates. Since 1997, U.S. investor-owned electric utilities have sold approximately 70 gigawatts ("GW") of generating assets. The combination of these completed sales, together with pending sales transactions at December 31, 1999, cover 24 % of the total installed generation capacity owned by U.S. investor-owned electric utilities at December 31, 1997. If transfers or proposed transfers to unregulated affiliates are also included, the total rises to 31.6 %./3/

     Another key dynamic is the privatization of state-owned utility systems by foreign governments together with strategic investments in privatized utilities or their assets by U.S. companies.
     Privatizations emerged as an import ant trend early in the 1990s, but the pace of transactions, including secondary sales of privatized companies or their assets, has accelerated in the last several years. In 1997 and 1998, over a hundred transactions closed for electric assets alone, with a total dollar value of approximately $56 billion, substantially in excess of the total dollars invested in the preceding six years./4/ By year-end 1998 forty countries had privatized all or part of their power sectors, with nine selling off assets for the first time in 1998./5/ U.S. utilities have played an increasingly large role as acquirers of privatized facilities, in connection with both the initial privatizations and secondary offerings. Exhibit L-1 lists over 30 investments by U.S. utilities of at least $400 million since 1995.

     The 100% Cap, covering investments in both U.S. wholesale generating facilities and foreign utility assets, prevents Cinergy from actively participating as a buyer or bidder in even one of these markets, much less both. The reason is the lar ge dollar investments required to close major transactions, as compared to the investment capacity available under the 100% Cap. The capability to bid on the full range of available opportunities in both markets - including especially the larger, more significant transactions - is vital to Cinergy's growth strategies, just as it is with Cinergy's competitors. To survive in the restructured utility industr y, Cinergy needs to compete on an equal footing with other participants.

     Transfer to EWG Affiliates of CG&E/PSI Generation: Beyond growing its business through new projects, Cinergy needs greater investment authority so that it can transfer its operating companies' generating assets to EWG affiliates, to accommodate state deregulation of its franchised electric businesses.

     Together CG&E and PSI own all of or partial interest s in 17 mostly coal-fired, electric generating stations located in Ohio, Indiana and Kentucky, having a total installed capacity allocable to these ownership interests of approximately 11,200 MW and a current net book value of approximately $2.892 billion ($1.75 billion of which represents CG&E's share).

     Recently enacted electricity deregulation legislation in Ohio permits all retail customers in the state to choose their electric supplier beginning January 1, 2001. The legislation promotes divestiture or restructuring of generating assets held by incumbent utilities.

     Thus the legislation deregulates electric generation and supply and requires incumbent utilities to "unbundle" the competitive retail sale of generation function from the electric transmission and distribution functions, moving the former into a separate corporation. After January 1, 2001, Cinergy may not market or supply competitive electric services to retail customers in Ohio through CG&E, but only through an affiliated power marketer to which CG&E has transferred its competitive retail sale of generation function pursuant to a corporate separation plan and affiliate code of conduct approved by the Public Utilities Commission of Ohio ("P UCO"). The new law also requires incumbent utilities to develop incentives encouraging 20 percent of the load in each customer class to switch providers by the midpoint of the five-year market development period, but in any event by December 31, 2003.

     CG&E filed its proposed transition plan with the PUCO in December, 1999. As part of that filing, CG&E has requested approval (and is seeking related approvals from the Indiana and Kentucky commissions) to transfer all of its generat ing facilities to one or more EWG affiliates. The PUCO must issue an order on the proposed transition plan by October 31, 2000.

     Although Indiana has not yet enacted electric industry restructuring legislation, nor is proposed legislation currently pending, Indiana's "alternative utility regulation" statute, enacted in 1995 in recognition of increasing competiti on for energy services in Indiana and the United States, confers considerable flexibility on the Indiana Utility Regulatory Commission ("IURC") to approve jurisdictional transactions upon a showing of public interest. Pursuant to this "alt reg" statute, or subsequently enacted customer choice legislation, Cinergy anticipates that during the Five-Year Period it may also determine to transfer all or a substantial portion of PSI's generating assets to EWG affiliates, consistent with applicable state law, including any requirement for IURC approval.

     2.   Satisfaction of Applicable Standards

     In the second half of this application, Cinergy will show that its proposal satisfies all relevant standards under the Act. In particular, with respect to Rule 53(c), investing at the higher level proposed herein:

            "will not have a substantial adverse impact upon the financial integrity of [Cinergy's] holding company system;" and

            "will not have an adverse impact on any utility subsidiary of [Cinergy], or its customers, or on the ability of any affected state commission to protect such utility or its customers."

     As a preliminary matter, Cinergy respectfully submits that a basic distinction must be drawn between investments in new assets and assets that Cinergy already owns. The Restructuring Cap concerns solely an internal transfer of generating assets, from the regulated to the nonregulated side of Cinergy's business, in response to or anticipation of state deregulation. The underlying transactions do not in substance involve any new or incremental "investment." Cinergy wholeheartedly supports the view earlier expressed by the Division of Investment Management that in order not to impede industry restructuring and the transition to competitive markets, the Commission "should consider rules to exempt a corporate restructuring that does not result in the addition of new utility operations."/6/ That is precisely the case here. In any event, Cinergy anticipates no material increase in its consolidated debt to finance these restructuring transactions. Any incremental debt at the Cinergy level will be largely offset by reduced debt at CG&E/PSI. Cinergy will transfer the assets at the lowest transaction cost practicable. The internal transfers and associated financings should not themselves have any material adverse impact on the credit ratings of Cinergy, CG&E or PSI. Any potential reduction would result rather from the fundamental event underlying the reorganization - state deregulation and loss of monopoly supplier status.

     Regarding the Growth Cap, Cinergy retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to advise it as to the expected impact of the financing of an incremental $2 billion of recourse investments (in addition to the current authority capped at retained earnings) on the credit ratings of Cinergy, CG&E and PSI. On the basis of and subject to the matters set forth or referred to in its letter dated February 16, 2000, Merrill Lynch was of the view that, as of such date, the credit ratings of Cinergy, CG&E and PSI would not be expected to fall below investment grade due to investments in EPAct Projects covered by the Growth Cap as outlined in this application. The foregoing notwithstanding, Cinergy will not issue any additional debt to finance investments in EPAct Projects covered by the Growth Cap if Cinergy's senior debt is not rated investment grade by at least two of the major ratings agencies.

     All three of the state commissions that regulate Cinergy's franchised utility businesses - the PUCO, the IURC and the Kentucky Public Service Commission ("KPSC")- have submitted letters to this Commission stating that, based on the commitments of Cinergy referred to in such letters, and subject to the qualifications stated therein, the proposed transactions will not have an adverse impact on their ability to protect Cinergy's utility subsidiaries or retail customers.

     Beyond these factors, other important considerations support Cinergy's assertion that the statutory standards are met here. Among these are Cinergy's project review procedures. Cinergy submits proposed investments to a series of pre-investment screens and reviews; and after the decision is made to commit funds, the Company closely monitors project performance, using effective measures to reduce risks. Cinergy's track record for EPAct Projects has been developed entirely in the international arena, and attests to the Company's skill in selecting and developing projects, mitigating risks, and extracting maximum value.

     In 1998 and 1999, Cinergy incurred losses in its wholesale power marketing business, but these losses were not associated with EPAct Projects. Rather, the losses arose in part from the very fact that the Company did not have sufficient physical assets to meet all of its wholesale supply obligations during periods of extraordinary demand. A central purpose of this application is to secure sufficient authority to invest in such assets.

     B.   Industry Dynamics/Company Growth Strategy

     Fundamental industry dynamics impel Cinergy's proposal, specifically:

     1. the growing divestiture of power plants in the U.S. by traditional utilities, often due to state restructuring mandates, and

     2. the increase in privatizations or other sales to private investors of foreign utility companies and assets.

     The 100% Cap - which covers investments in domestic wholesale electric generating facilities as well as foreign utilities - effectively precludes Cinergy from being able to compete for major opportunities within both categories of projects. The basic reason is the large size of representative transactions relative to the investment cap. In fact, even within just one of these areas - generation divestitures or privatizations
- Cinergy is hamstrung in its ability to pursue major transactions. Cinergy's wholesale energy marketing and international businesses are central to the Company's corporate strategy for success in a competitive environment. Neither can succeed if both are foreclosed from making the necessary investments in physical assets.

     Cinergy is competing against both U.S. and foreign companies for EPAct Projects, and the great majority of these companies are not saddled with artificial investment constraints.

     Asset investments of this type offer more than the opportunity to earn a return in the market. They also provide a necessary risk mitigation alternative which in many cases cannot be replicated financially. This is especially important for Cinergy's wholesale power marketing business.

     All of these points are elaborated immediately below.

     1.   State Restructuring/Generation Divestitures

     Divestiture of generating assets by vertically integrated utilities is a hallmark of the ongoing restructuring of the U.S. electric industry. Industry restructuring was set in motion by federal initiatives dating back to the late 1970s. Only in the last several years, by contrast, have the states begun phasing in electric competition at the retail level.

     These federal initiatives - the Public Utility Regulatory Policies
Act of 1978 ("PURPA"), the Energy Policy Act of 1992 and Orders 888 and 889 issued by the Federal Energy Regulatory Commission ("FERC") in 1996, requiring utilities to provide non-discriminatory, open-access transmission service upon request - have introduced competition into wholesale power markets. While FERC Orders 888 and 889 required "functional" unbundling of transmission from generation by vertically integrated utilities, they did not mandate legal separation.

     The states have taken the lead in promoting competition at the retail level. Their efforts began in earnest following Orders 888 and 889. As of March 1, 2000, 24 states had implemented legislation or regulatory orders that will permit retail customers to choose their electricity supplier, and nearly all of the remaining states were actively considering similar "retail access" or "customer choice" proposals./7/ Although each state's plan differs in details, all have certain common features, including granting all customers the right to choose their supplier by a date certain (ranging between 1998 and 2003) and allowing incumbent utilities recovery of at least some portion of "stranded assets" (the remaining costs of uneconomic generating or regulatory assets), while obligating them to provide distribution service to competing suppliers./8/ In addition, many of the plans compel local utilities to sell their power plants, often but not always to nonaffiliates, in order to reduce market power and bring in new competitors. (Restructuring initiatives in the three states in which Cinergy's utility subsidiaries provide retail service are discussed later.)

     Pursuant to these state restructuring mandates, conditions imposed by the FERC in merger proceedings, and/or voluntary, strategic decisions, increasing numbers of traditional utilities are auctioning off their generating assets in complete or partial divestitures. This important trend began to emerge only in late 1997, well after Cinergy filed with the Commission to invest at the 100% level.

     For the three-year period ending December 31, 1999, largely under the impetus of state restructuring mandates, U.S. investor-owned utilities sold generating assets with total installed capacity of approximately 69 GW. The total sales price was $24.8 billion, as against a total book value of $11.7 billion, or over twice book value./9/ The great majority of the buyers have been nonutility affiliates of investor-owned electric utilities. Quite often, sellers of assets in one region have been buyers in another. For example, while PG&E Corp. was divesting power plants on the West Coast, US Generating Co. ("US Gen"), its affiliated independent power developer, was purchasing generation being divested by utilities in the East, such as NEES. Foreign companies or their U.S. affiliates have also been major buyers. Examples include Sithe Energies and Amergen, the joint venture between British Energy and PECO Energy formed to acquire and operate nuclear generation facilities worldwide.

     Of the total installed generating capacity of investor-owned utilities in place on December 31, 1997 (by which date a number of significant divestitures had already occurred), 4.5 percent was sold during 1998; an additional 13 percent, including fossil, hydro and nuclear-powered facilities, was sold in 1999; and a further 6.5 percent was under contract for sale, but had not yet closed, at year-end 1999. The combination of the completed and pending sales involves 24 percent of the total generation capacity in place just two years ago. In addition, at least nine investor-owned electric utilities have announced their intention to transfer generation assets to affiliated unregulated subsidiaries. If these generating assets are included with those divested outright, a total of 31.6 percent of the total installed capacity held by investor-owned utilities at year-end 1997 has been or will be soon transferred to nonutility ownership, as a result of transactions in just the last two years. This trend - increasing nonutility ownership of U.S. electric generating assets - will only become more widespread, as more states enact comprehensive legislation requiring separation of the competitive generation business from the regulated transmission and distribution business./10/

     As noted, in general assets have been sold at a premium over book value. Reasons include the competitiveness of the auctions and the quality and size of the assets sold, often in bundles of multiple power plants. In March 1999, for example, Unicom, the holding company for Commonwealth Edison, agreed to sell 16 power plants in Illinois to Edison Mission, an affiliate of California-based Edison International, for $4.8 billion. In November 1998, GPU agreed to sell 23 plants to Sithe Energies, a New York-based affiliate of the French company, Vivendi S.A., for $1.72 billion. Consolidated Edison of New York sold its New York City electric generating plants in three packages, an 1,855 MW bundle to Orion Power Holdings (a joint venture including affiliates of Baltimore Gas and Electric Co. and Goldman Sachs) for $550 million, a 2,168 MW bundle to Brooklyn-based KeySpan Energy for $597 million, and a third bundle, representing 1,456 MW, to NRG Energy, Inc., a subsidiary of Northern States Power Co., for $505 million. In August 1998, Edison Mission agreed to buy a single 1,896 MW plant from GPU and New York State Electric & Gas for $1.8 billion. And in one of the first significant auctions, NEES agreed in August 1997 to sell 18 power plants to a subsidiary of US Gen for $1.59 billion. Exhibit K-1 lists more than 20 generation divestitures or secondary sales announced since August 1997 with sales prices greater than $250 million.

     As discussed below, Cinergy is committed to growing its wholesale electricity marketing business to "top five" status. To accomplish this goal, Cinergy must have the flexibility both to acquire existing generating facilities and/or to develop and construct new generating facilities in key regions of the U.S., which would be operated as EWGs. Ownership of physical assets bolsters Cinergy's wholesale energy commodity business both by hedging price risks and permitting growth into new regions, with an asset base to anchor the wholesale trading operations. Conversely, Cinergy's power marketing business, with its trading expertise and knowledge of the marketplace, serves to maximize the value of EWG facilities that Cinergy acquires, while mitigating associated risks.

     Given the importance to the Company of developing its wholesale energy marketing business, the ability to bid on large generation divestitures by other utilities is an important strategic option. The 100% Cap severely limits this option, because of the size of many representative transactions. This constraint - one not confronting Cinergy's non-registered competitors - is compounded by the fact that the cap covers foreign utility acquisitions as well. These too are essential to Cinergy's corporate goals. But just as with generation divestitures in the U.S., major foreign privatizations and secondary offerings typically require the ability on the part of the purchaser to make sizable recourse investments to close the deal.

     2.   Foreign Utility Privatizations & Acquisitions

     Restructuring and deregulation of energy markets is hardly an American phenomenon; many nations have moved quicker in introducing competition. All over the world countries are rewriting legal codes to foster competition and permit private ownership of utility assets. Foreign governments are "privatizing," or selling off, state-owned utility systems, seeking to raise cash, reduce prices to customers, and improve operations. Deregulation and privatization of energy markets, together with worldwide growth in energy demand, presents Cinergy with unprecedented investment opportunities. As the Commission recently declared, the utility business is "rapidly evolving into a global industry," marked by "a large demand for American utility expertise and significant investment opportunities abroad for U.S. companies."/11/ And in his last State of the Union Address, President Clinton called the trend toward globalization "the central reality of our time."


     For the period 1991 through 1998, international power privatization activity (including secondary sales of privatized companies and assets) comprised over 220 separate transactions valued at approximately $93 billion. The pace of activity has been accelerating. From 1991 through 1996 approximately $36.4 billion changed hands in 120 transactions, compared to $56.5 billion in 104 transactions in 1997 and 1998. Total dollars invested for 1997 alone nearly matched that of the preceding six-year period./12/ As of December 31, 1998, 40 countries had privatized electric assets, nine selling off assets for the first time in 1998. Although privatizations have become increasingly widespread, a small number of countries have accounted for the bulk of the activity. More than two-thirds of the total dollars invested in electric privatizations over the period 1991 through 1998 have been invested in six countries - Argentina, Australia, Brazil, Columbia, Spain and the United Kingdom ("U.K.")./13/

     Just as privatization activity has been concentrated, so have major transactions required large dollar investments. The average size for transactions closed in 1997-1998 was over $500 million. Exhibit L-1 lists acquisitions by U.S. utilities of privatized or publicly-traded foreign utilities, including subsequent "sell-downs" by initial purchasers, dating back to 1995, when the pace of transactions markedly increased. The chart lists over 40 acquisitions where the purchase price (or the identified company's allocable share of the total purchase price, for joint venture acquisitions) was at least $400 million. The transactions include Cinergy's and GPU Inc.'s joint acquisition in 1996 of Midlands Electricity plc, as well as Cinergy's sale of its 50 percent share to GPU in July 1999.

     As noted above, Cinergy has completed one major foreign utility acquisition, acquiring 50% of Midlands in 1996 for approximately $1.3 billion, including an equity investment of $500 million. Since then, Cinergy has also bought privatized electric utility assets in Zambia and Estonia, in significantly smaller transactions. The Midlands acquisition was accomplished under the Commission's "safe harbor" for EWG and FUCO investments, where the total investment does not exceed an amount equal to 50% of consolidated retained earnings.

     The Midlands acquisition exhausted Cinergy's capacity under the safe harbor, however. In 1997 Cinergy applied to the Commission for greater investment authority, and in 1998 the Commission authorized Cinergy to invest recourse funds equal to 100% of consolidated retained earnings. But in practical terms this increase resulted in only $500 million in additional investment capacity. Cinergy's July 1999 sale of its interest in Midlands to GPU temporarily freed up significant investment capacity, but most of that has now been exhausted by the Duke transaction.
     3.   Cinergy's Growth Strategy/5 in 5 on 5 Goals

     Cinergy's wholesale marketing and international businesses are critical elements of Cinergy's overall strategy to compete in a deregulated environment.

     With the advent of electric industry restructuring, Cinergy has taken aggressive steps to accommodate change. The Company is focused on transitioning from a mid-sized regulated utility to a large-cap growth energy company. The Company believes that over time only the larger companies will prevail and that it must generate superior and sustainable earnings growth from its nonutility businesses, given modest sales growth (2-3%) in its retail utility businesses and the inevitable loss of customers and revenues when those businesses are fully open to competition.

     In this context, Cinergy announced in 1997 its goal of becoming one of the top five U.S. utilities by 2002 on five criteria - market capitalization, total U.S. retail electric and gas customers, productivity, wholesale electric and gas marketing, and net income from international operations./14/

     To date, Cinergy has made limited progress toward achieving "top five" status. Although Cinergy's generating plants rank in the top five in productivity (based on 1998 data),/15/ the energy marketing operations do not rank among the industry's top ten when measured by volume of sales. Cinergy's international operations ranked ninth in percentage contribution to earnings (7.8%) and fifth in percentage contribution to total revenues (25%), based on 1997 data (excluding extraordinary items). With respect to market capitalization and customers, ongoing fundamental changes occurring within the industry have given rise to increasing consolidation, which has widened the gap separating Cinergy from top five status.

     A merger or business combination is necessary for Cinergy to reach the desired scale in market cap and customers. That is not necessarily the case for attaining top tier status in energy marketing and international operations. Success in these areas hinges on the ability to make investments in physical assets at a level sufficient to build scale and lay the foundation for sustained growth. The present application is essential for this purpose and the larger goal of enabling the Company to succeed in a competitive, deregulated environment.

     C.   Proposed Financing Authority

     In connection with the request herein for increased EPAct Project investment authority, Cinergy requests revisions to outstanding financing orders, as explained below.

     1.   Existing Authority

     Under the terms of the following orders, the Commission authorized Cinergy to issue common stock, debt securities and guarantees for general corporate purposes including, among other things, investing in EPAct Projects up to the 100% Cap:

     1. Short-term debt/$2 billion overall debt cap/common stock. Order dated January 20, 1998, HCAR No. 26819 ("January 1998 Order"), in which the Commission authorized Cinergy to issue and sell, from time to time through December 31, 2002, (a) short-term notes and commercial paper in an aggregate principal amount not to exceed - together with the principal amount of the debentures referred to below and (prior to the March 1999 Order) certain guarantees - $2 billion at any time outstanding, and (b) up to 30,867,385 additional shares of Cinergy common stock, $.01 par value per share (i.e., 30 million new shares plus the remaining shares authorized for issuance under a prior order).

     2. Long-term debentures. Order dated August 21, 1998, HCAR No. 26909 ("August 1998 Order"), in which the Commission authorized Cinergy to issue and sell, from time to time through December 31, 2002, unsecured debentures with maturities of two to 15 years in an aggregate principal amount at any time outstanding not to exceed $400 million, subject to the overall debt cap of $2 billion just noted.

     3. Guarantees; $1 billion cap. Order dated March 1, 1999, HCAR No. 26984 ("March 1999 Order"), in which the Commission (a) consolidated authority granted to Cinergy under prior orders to issue guarantees of obligations of system companies, while (b) imposing an overall cap of $1 billion (separate from the $2 billion debt cap) on the amount of Cinergy guarantees issued and outstanding from time to time through December 31, 2003. This order modified the January 1998 Order by removing guarantees from the coverage of the $2 billion debt cap.

          Among other things, the March 1999 Order also expanded Cinergy's existing authority to create intermediate subsidiaries to hold interests in nonutility businesses, including EPAct Projects.

     2.   Proposed Authority

     Cinergy now proposes to replace the January and August 1998 Orders in their entirety, and to supersede the March 1999 Order solely to the extent of the guarantee authority granted therein, by new financing authority the terms of which are set forth below. As with the existing authority, the new authority would be used for general corporate purposes, not merely to fund investments in EPAct Projects (see "use of proceeds" below)./16/

     The requested authority is intended to enable Cinergy to respond quickly and efficiently to the Company's financing needs and available conditions in capital markets. The general approach embodied in this request is consistent with similarly broad financing authority granted to other registered holding companies in recent orders./17/

     Subject to the terms and conditions described below, from time to time through the Five-Year Period, Cinergy proposes (A) to increase its total capitalization (excluding retained earnings and accumulated other comprehensive income/18/) by $7,000,000,000 through issuance and/or sale of any combination of debt or equity securities, whether directly or through one or more special-purpose subsidiaries ("Aggregate Financing Limit"), and
(B) to increase the level of its guarantees outstanding at any time to an aggregate of $2,000,000,000 ("Guarantees Limit"), all without further authorization from the Commission, including with respect to the terms of sale or issuance. At December 31, 1999, Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive loss) totaled approximately $2 billion, and Cinergy's subsidiaries and affiliates had debt or other obligations outstanding totaling $515 million backed by Cinergy guarantees.

     In addition to the other terms and conditions hereinafter specified, the following restrictions will govern the proposed financing transactions:

     (i) Except in the case of the transactions covered by the Restructuring Cap, common equity will comprise at least 30 percent of Cinergy's consolidated capitalization (based upon the financial statements included in Cinergy's most recent quarterly report on Form 10-Q or annual report on Form 10-K);

     (ii) the interest rate on any series of debt security with a maturity of one year or less will not exceed the greater of
          (a) 300 basis points over the comparable term London interbank offered rate, or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies;

     (iii)the interest rate on any series of debt security with a maturity greater than one year will not exceed the greater of
          (a) 300 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities, or
          (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies;

     (iv) the distribution rate on any series of preferred security will not exceed the greater of (a) 400 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities, or ( b) a rate that is consistent with similar securities of comparable credit quality and structure issued by other companies;

     (v) the underwriting fees, commissions or similar remuneration paid in connection with the issue, sale or distribution of any securities authorized hereunder (excluding interest rate risk management instruments, as to which separate provisions governing fees and expenses are proposed below) will not exceed 700 basis points of the principal or face amount of the securities issued or gross proceeds of the financing; and

     (vi) solely with respect to investments in EPAct Projects pursuant to the Growth Cap, Cinergy will not issue any additional debt securities to finance such investments if upon original issuance thereof Cinergy's senior debt obligations are not rated investment grade by at least two of the major ratings agencies, i.e., Standard & Poor's Corporation ("S&P"), Fitch Investor Service ("Fitch"), Duff & Phelps Credit Rating Co. ("D&P") and Moody's Investor Service ("Moody's").

      The following additional terms and conditions apply to the proposed financing transactions.

     a.   Debt Securities

          i.   Short-term notes

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy proposes to make short-term borrowings from banks or other financial institutions. Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment.

          ii.  Commercial paper

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy also proposes to issue and sell commercial paper through one or more dealers or agents or directly to a limited number of purchasers if the resulting cost of money is equal to or less than that available from commercial paper placed through dealers or agents.

     Cinergy proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to Cinergy. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended ("Securities Act").

          iii. Long-term notes

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy also proposes to issue and sell long-term debt securities ("Notes") in one or more series.

     Notes of any series may be either senior or subordinated obligations of Cinergy. If issued on a secured basis, Notes would be secured solely by common stock, or other assets or properties, of one or more of Cinergy's nonutility subsidiaries (exclusive of any nonutility subsidiary held by CG&E or PSI). Notes of any series (a) will have maturities greater than one year, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may be convertible or exchangeable into common stock of Cinergy. Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period). Notes will be issued under one or more indentures to be entered into between Cinergy and financial institution(s) acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

     Notes may be issued in private or public transactions. With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable indenture or supplement thereto and purchase agreement or underwriting agreement setting forth such terms.

          iv.  Interest rate risk management

     In connection with the issuance and sale of the short- and long-term debt securities described above, Cinergy proposes to manage interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage interest rate risks.

     Cinergy will enter into such derivative transactions pursuant to agreements with counterparties that are highly rated financial institutions i.e., whose senior secured debt, at the date of execution of the agreement with Cinergy, is rated at least "A-" by S&P, Fitch or D&P or "A3" by Moody's. The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying debt security. Cinergy will not engage in "leveraged" or "speculative" derivative transactions.

     Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related debt securities or interest rate management agreement. In addition, with respect to options such as caps and collars, Cinergy may pay an option fee which, on a net basis (i.e., when netted against any other option fee payable with respect to the same security), would not exceed 10% of the principal amount of the debt covered by the option.

     b.    Equity Securities

          i.   Common stock (including Stock Purchase Contracts/Units)

     At December 31, 1999, Cinergy had 600 million shares of common stock authorized for issuance, 158,923,399 shares of which were issued and outstanding. Cinergy has issued 771,258 shares of common stock pursuant to the January 1998 Order.

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy proposes to issue and sell additional shares of its common stock (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents. The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions.

     Cinergy also proposes to issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from Cinergy, and/or Cinergy to sell to the holders, a specified number of shares or aggregate offering price of Cinergy common stock at a future date. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of Cinergy and/or debt obligations of nonaffiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of Cinergy under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     Further, Cinergy requests authorization to issue common stock as consideration, in whole or part, for acquisitions by Cinergy or any nonutility subsidiary thereof of securities of businesses, the acquisition of which (a) is exempt under the Act or the rules thereunder or (b) has been authorized by prior Commission order issued to Cinergy or any nonutility subsidiary thereof, subject in either case to applicable limitations on total investments in any such businesses. The shares of Cinergy common stock issued in any such transaction would be valued at market value based on the closing price on the day before closing of the sale, on average high and low prices for a period prior to the closing of the sale, or on some other method negotiated by the parties.

          ii.    Preferred securities

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy also proposes to issue and sell preferred securities in one or more series.

     Preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated or liquidation value thereof, (d) may be convertible or exchangeable into common stock of Cinergy, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement and/or similar instruments governing the issuance and sale of such series of preferred securities.

     Preferred securities may be issued in private or public transactions. With respect to private transactions, preferred securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell preferred securities of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

     c.    Financing Conduits

     In addition to issuing any of the foregoing debt or equity securities directly, Cinergy requests approval (to the extent such approval may be required under the Act) to form one or more subsidiaries for the sole purpose of issuing and selling any of the foregoing securities, lending, dividending or otherwise transferring the proceeds thereof to Cinergy or an entity designated by Cinergy, and engaging in transactions incidental thereto, subject to the Aggregate Financing Limit and the other conditions previously specified.

     The proposed subsidiaries will comprise one or more financing subsidiaries (each, a "Financing Subsidiary") and one or more special-purpose entities (each, a "Special-Purpose Entity," and together with Financing Subsidiaries, "Financing Conduits"). In either case the subsidiaries' businesses will be limited to issuing and selling securities on behalf of Cinergy; the subsidiaries will have no substantial physical assets or properties. Any securities issued by the Financing Conduits will be fully guaranteed by Cinergy, either directly or ultimately.

     Cinergy would acquire all of the outstanding shares of common stock or other equity interests of the Financing Subsidiary for an amount not less than the minimum required by applicable law. The business of the Financing Subsidiary will be limited to effecting financing transactions with third parties for the benefit of Cinergy and its subsidiaries. As an alternative in a particular instance to Cinergy directly issuing debt or equity securities, or through a Special-Purpose Entity, Cinergy may determine to use a Financing Subsidiary as the nominal issuer of the particular debt or equity security. In that circumstance, Cinergy would provide a full guarantee or other credit support with respect to the securities issued by the Financing Subsidiary, the proceeds of which would be lent, dividended or otherwise transferred to Cinergy or an entity designated by Cinergy. The primary strategic reason behind the use of a Financing Subsidiary would be to segregate financings for the different businesses conducted by Cinergy, distinguishing between securities issued by Cinergy to finance its investments in nonutility businesses from those issued to finance its investments in the core utility business. A separate Financing Subsidiary may be used by Cinergy with respect to different types of nonutility businesses.

     Cinergy would use Special-Purpose Subsidiaries in connection with certain financing structures for issuing debt or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, than would otherwise be the case.

     d.   Guarantees

     Cinergy also proposes to supersede its existing guarantee authority, capped at $1 billion as provided in the March 1999 Order, with greater authority intended to accommodate growth in its business.

     Specifically, from time to time through the Five-Year Period, Cinergy requests authority to guarantee, obtain letters of credit and otherwise provide credit support (each, a "Guarantee") in respect of the debt or other securities or obligations of any or all of Cinergy's subsidiary or associate companies (including any thereof formed or acquired at any time over the Five-Year Period), and otherwise to further the business of Cinergy, provided that the total amount of Guarantees at any time outstanding does not exceed the Guarantees Limit, and provided further, that (i) any Guarantees of EPAct Projects shall also be subject to the Growth Cap or Restructuring Cap, as applicable; and (ii) any Guarantees of energy-related companies within the meaning of rule 58 ("Rule 58 Companies") shall also be subject to the aggregate investment cap of rule
58. The terms and conditions of any Guarantees would be established at arm's length based upon market conditions.

     Cinergy wishes to propose how the Guarantees Limit would operate relative to Financing Conduits. As described above, in the event that Cinergy issues any debt or equity securities authorized hereunder by means of any Financing Conduits, Cinergy would provide a full Guarantee in respect of the payment and other obligations of the Financing Conduit under the securities issued by it. Given that any securities nominally issued by any such Financing Conduit are in substance securities issued by Cinergy itself, any securities issued by a Financing Conduit would count dollar-for-dollar against the Aggregate Financing Limit. However, Cinergy submits that any Guarantees of securities of Financing Conduits should be excluded entirely from the Guarantees Limit, since inclusion thereof would amount to "double counting," in effect penalizing Cinergy for using Financing Conduits.

     e.   Use of proceeds

     Cinergy proposes to issue the debt and equity securities authorized herein for general corporate purposes, including without limitation (i) payments, redemptions, acquisitions, and refinancings of outstanding securities issued by Cinergy, (ii) acquisitions of and investments in EPAct Projects, provided that Cinergy's aggregate investment therein does not exceed the Growth Cap or Restructuring Cap, as applicable, (iii) acquisitions of and investments in Rule 58 Companies, provided that Cinergy's aggregate investment therein does not exceed the aggregate investment limitation of Rule 58, (iv) loans to and investments in other system companies, including through the Cinergy system money pool, and (v) other lawful corporate purposes.

     As previously described, in the event Cinergy utilizes Financing Conduits to issue securities authorized herein, such entities would apply the proceeds of securities nominally issued by them to make loans, dividends or other transfers thereof to Cinergy or an entity designated by Cinergy, which would then be applied for any of the purposes enumerated in the preceding paragraph.

     D.   Cinergy and Subsidiaries/Overview

     The following is an overview of Cinergy's holding company system.

     Cinergy is a combination holding company, with five direct subsidiaries (see Exhibit I-1 showing Cinergy and all of its subsidiaries at December 31, 1999):

     1.   CG&E, an Ohio electric and gas utility;

     2.   PSI, an Indiana electric utility;

     3. Cinergy Investments, Inc. ("Cinergy Investments"), which holds most of Cinergy's domestic nonregulated businesses and investments;

     4. Cinergy Global Resources, Inc. ("Cinergy Global Resources" or "CGR"), which holds all of Cinergy's foreign businesses and investments (as well as certain investments in U.S. EWGs and qualifying facilities, or "QFs," under PURPA); and

     5. Cinergy Services, Inc. ("Cinergy Services"), which provides Cinergy's utility and nonregulated subsidiaries with a variety of centralized administrative, management and support services.

     Cinergy was created in 1994 through the merger of CG&E and PSI's then-parent company, PSI Resources, Inc. ("PSI Resources"), both of which prior to the merger had been exempt holding companies./19/ Cinergy registered under the Act on October 25, 1994. At and for the twelve months ended December 31, 1999, Cinergy had total consolidated assets of approximately $9.6 billion and operating revenues of approximately $5.9 billion.

     Together PSI and CG&E generate, transmit, distribute and sell electricity and transport and sell natural gas to approximately 1.5 million electric and 478,000 gas customers in Ohio, Indiana and Kentucky. The term "Operating Companies" refers to PSI and CG&E, including CG&E's utility subsidiaries.

     PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of
2.2 million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafeyette, New Albany and Terre Haute. At and for the twelve months ended December 31, 1999, PSI had total consolidated assets of approximately $3.8 billion and operating revenues of approximately $2.1 billion.

     CG&E and its four wholly-owned utility subsidiaries - The Union
Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg"), The West Harrison Gas and Electric Company, an Indiana electric utility ("West Harrison"), and Miami Power Corporation ("Miami"), an electric utility (solely by virtue of its ownership of certain transmission assets) - provide electric and gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells electricity and sells and transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky, serving an estimated population of 328,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington./20/ At and for the twelve months ended December 31, 1999, CG&E had total consolidated assets of approximately $4.9 billion and operating revenues of approximately $2.6 billion.

     The PUCO regulates the retail electric and gas rates of CG&E; the IURC regulates the retail electric rates of PSI (as well as the retail gas and electric rates of Lawrenceburg and West Harrison); and the KPSC regulates the retail electric and gas rates of ULH&P. In connection with the 1994 merger, Cinergy and the primary Operating Companies (CG&E, PSI and ULH&P) made extensive commitments to these three commissions, as well as other interested parties, addressing concerns regarding potential impediments to effective state regulation of the Operating Companies arising from Cinergy's holding company structure and regulation under the Act as a registered holding company.

     For reasons of internal management, efficiency and accountability, Cinergy manages its business through four "business units." The initial functional reorganization into business units took place in 1996. Since then, the business unit structure has undergone further changes to better reflect and focus the Company's business strategies, taking into account ongoing industry developments.

     As of March 1, 2000, there are four business units: the Energy Commodities Business Unit ("ECBU"), the Energy Delivery Business Unit ("EDBU"), the Cinergy Investments Business Unit ("CIBU") and the International Business Unit ("IBU"). All of the business units are supported by Cinergy's "Corporate Center," another functional designation, comprising various departments or functions, or portions thereof, within Cinergy Services. The Corporate Center provides strategic direction, performance measurement, and shared services to Cinergy's business units.

     The traditional, vertically-integrated utility functions are managed by the ECBU and EDBU. The ECBU operates and maintains virtually all of Cinergy's domestic electric generation facilities, as further described below.

     The EDBU manages Cinergy's domestic transmission and distribution operations. It plans, designs, builds, operates and maintains wire and pipe systems to deliver energy commodities to customers. The EDBU operates approximately 45,000 circuit miles of electric lines to provide regulated distribution service to 1.5 million electric customers. It also operates approximately 7,500 miles of gas mains and service lines to provide regulated distribution service to approximately 478,000 gas customers. The EDBU is also responsible for Cinergy's relationships with retail customers, including electric and gas sales and marketing to both native load and other retail customers, meter reading, order completion, billing, credit collection services, and account problem solving. In addition, the EDBU manages Cinergy's participation in the Midwest Independent System Operator./21/ The EDBU's operations are conducted through the Operating Companies.

     The CIBU is responsible for the management and performance of Cinergy's domestic nonutility businesses that market services to retail customers. The CIBU is not responsible for nonutility businesses that focus on wholesale energy markets; the responsibility for these resides in the ECBU. (In terms of corporate structure, as noted above the great majority of Cinergy's domestic nonutility subsidiaries - including those under the responsibility of the CIBU and ECBU, respectively - are held underneath Cinergy Investments.)

     The IBU is responsible for Cinergy's international investments which are held by Cinergy Global Resources and its subsidiaries. The IBU is described in detail below.

     For more information on Cinergy's business and operations, see Cinergy's reports on Forms 10-Q and 10-K filed under the Securities Exchange Act of 1934 (Commission File No 1-11377). See also Cinergy's reports on Forms U-9C-3, U5S and U-13-60 filed under the Act.

     E.   EPAct Projects/Domestic/ECBU

     At December 31, 1999 Cinergy had ownership interests in five domestic EWG generating facilities - 100 percent ownership of a 30 MW merchant peaking facility in Pennsylvania and a 25 MW wind-powered facility in Wyoming and, through the joint venture with Duke Energy Corporation, 50 percent ownership of three merchant peaking facilities under development in Ohio and Indiana with approximately 1400 MW of total capacity.

     1.   Background; Industry Trends Impacting EWG Projects

     Prior to 1999, all of Cinergy's EPAct Projects were located outside the United States. For several years, this was due entirely to the large size of the Midlands investment. Completed in mid-1996 and involving an aggregate investment of roughly $500 million, that transaction consumed all of Cinergy's available capacity under the Commission's investment limitation which then applied, capping Cinergy's aggregate investment in EWGs and FUCOs at 50 percent of consolidated retained earnings. This lower investment cap remained in place until March 1998, when the Commission issued its order to Cinergy raising the ceiling to 100 percent of consolidated retained earnings. Accordingly, for nearly two years after the Midlands acquisition, Cinergy was foreclosed from any further recourse investments, whether in the U.S. or abroad.

     More fundamentally, opportunities in domestic power markets were significantly less attractive and less available several years ago than today. In 1996 the FERC issued Orders 888 and 889, introducing competition into U.S. wholesale power markets. In the past several years, many states have enacted, and most of the rest are considering legislation providing for competitive supply of electricity to retail consumers, in many cases requiring franchised utilities to divest generating assets. Only about half the states have enacted restructuring legislation, so many important auctions are yet to occur. In addition, some initial buyers, like Sithe Energies, are reselling assets acquired in these utility divestitures. Finally, peak demand for electricity has been steadily growing, and in several regions capacity margins have been decreasing. The U.S. and Canada are projected to require more than 186 GW of new generating capacity by 2010, according to a 1998 report by Resource Data International, the strategic information firm. The new growth represents about $90 billion worth of projects./22/

     These factors help explain both the buoyant sellers' market for auctions of fossil-fueled power plants, and the boom in new power plant construction. In 1998, U.S. power plant developers made reservations for about $12 billion in new plants, or nearly 40 percent of global orders, for plants with total output of 40 GW. In the next decade, about $80 billion will be invested in new power plants in North America, according to the energy consulting firm Hagler Bailly./23/

     Many of these new plants will be operated in whole or in part on a "merchant," or market, basis. By definition, merchant plants produce energy to sell on the competitive wholesale market. Unlike independent power production, or "IPP," facilities, merchant plants are not supported by long-term offtake contracts, but rather by their ability to produce power at market clearing prices. In September 1996, the E.J. Stoneman plant, a 53 MW coal-fired facility in Cassville, Wisconsin, became the first plant to sell its electricity entirely on a merchant basis./24/ Notwithstanding the lack of long-term power sales and other "offtake" agreements, merchant plants have been able to secure investment grade ratings, based on low marginal cost position and other relevant factors./25/

     Planned merchant plant capacity in the United States more than doubled over a recent twelve-month span, from 56,500 MW in October 1998 to 121,733 MW in October 1999, according to the Electric Power Supply Association, a trade group for independent power producers and power marketers ("EPSA")./26/ Development is occurring all over the country, with about 40,000 MW under construction or development in New England and the Pennsylvania-New Jersey-Maryland region; 27,000 MW in the Southeast; 24,000 MW in the Midwest; and 29,000 MW in the West./27/ Additional merchant capacity is emerging through divestitures as buyers convert previously regulated plants into open market participants. According to the executive director of EPSA:

          Overall, what we've seen in the past three years is a total sea change in the structure of the industry, which has marked the beginning of a totally competitive generation sector. In the future, we'll continue to see this trend of dramatically increasing merchant plant capacity./28/

     2.   Cinergy's Energy Commodities Business Unit

     Within Cinergy, the ECBU is exclusively responsible for investments in and operation of all U.S. domestic EPAct Projects, except for those falling under the IBU's renewable energies strategy described below./29/

     As set forth in Exhibit J-1, at December 31, 1999, CG&E and PSI owned electric generating facilities, or portions thereof in the case of jointly-owned facilities, having approximately 11,200 MW of total generating capacity - 5,200 MW owned by CG&E (net book value at December 31, 1999 of approximately $1.755 billion) and 6,000 MW owned by PSI (net book value at December 31, 1999 of approximately $1.137 billion). The generating facilities are located exclusively in Ohio and Indiana, except for one plant in Kentucky, and are primarily coal-fired. ULH&P, the largest of the Operating Companies after CG&E and PSI, owns no electric generating facilities, but purchases substantially all the electricity required to supply its retail franchise customers from CG&E at wholesale. The following provides more detailed information on CG&E's and PSI's power plants:

                         CG&E AND PSI POWER PLANTS

            Station/30/   Coal/MW   Natural   Oil/    Hydro/   Total
                                    Gas/MW    MW      MW       MW

CG&E            9         4,186     736       323     --       5,245
PSI             8         5,550     120       261     45       5,976
CG&E/PSI       17         9,736     856       584     45      11,221


     The ECBU operates and maintains CG&E's and PSI's generating plants (other than certain of the jointly-owned plants), producing electricity for CG&E, PSI and ULH&P retail franchise ("native load") customers. It dispatches those plants and, when economic or necessary, purchases power for native load customers. It also coordinates the purchase of coal and other fuel supplies by the Operating Companies for their electric utility businesses and natural gas by CG&E and its subsidiaries to support their gas utility businesses. (The EDBU is responsible for the subsequent delivery of electricity and purchased gas to native load customers and for billing and other transactions with native load customers.) As previously noted, the Operating Companies' electric generating plants are among the most efficient in the country.

     In addition to its activities supporting Cinergy's electric and gas utility businesses, the ECBU also engages in nonutility businesses - specifically, wholesale energy marketing (involving primarily electricity and natural gas), the acquisition of domestic EWGs and other physical assets to support the marketing business, and the provision to nonaffiliated utilities and IPPs of transactional or restructuring services focusing on power purchase agreements, or "PPAs"./31/ The ECBU's EWG facilities are held under Cinergy Capital & Trading, Inc., a direct subsidiary of Cinergy Investments ("Cinergy Capital & Trading" or "CC&T"). The president of CC&T is also president of the ECBU.

     Following the 1994 merger, Cinergy's initial activities in wholesale electricity marketing centered in the Midwest where the Company's generating facilities are located. Beginning in 1996, under the belief that deregulation would proceed quickly and prices for electricity would decline, Cinergy moved rapidly to expand the business nationwide, but without owning power plants in these new regions. For example, Cinergy initiated marketing operations in several Western states including California. Based on these early efforts, however, Cinergy came to the view that without ownership in these regions of energy-related assets (power plants, etc.), a national business could not succeed. Accordingly, in 1998 the ECBU retrenched, realigning the wholesale operations around the Midwest and select adjoining markets, close to Cinergy's fleet of generating assets. The ECBU could thereby capitalize on the residual, or "second call," availability of 11,200 MW of installed generation in Ohio, Indiana and Kentucky (i.e., capacity available after satisfaction of obligations to native load customers).

     Recent acquisitions have expanded the ECBU's wholesale marketing business beyond electricity. In June 1998, Cinergy, through CC&T, acquired Producers Energy Marketing, LLC (subsequently renamed Cinergy Marketing & Trading, LLC, "CMT") from Apache Corporation and Oryx Energy Company. CMT has exclusive marketing rights to certain natural gas production owned or controlled by Apache and Oryx, representing approximately 1.1 billion cubic feet per day of dedicated natural gas supply. These supplies, combined with the active marketing of third-party gas, are geographically diverse, located throughout the Southwest, Rocky Mountains, Gulf Coast, Gulf of Mexico, and Michigan. The acquisition of CMT complemented Cinergy's June 1997 acquisition, through CC&T, of the assets of Greenwich Energy Partners, L.P., which specializes in energy risk management and trading in derivative commodity instruments covering a range of energy commodities, especially natural gas.

     In February 1999, CC&T took a first step toward expanding its power marketing business through acquisitions of physical assets, purchasing a 30 MW plant located in Schuylkill County, Pennsylvania from Westwood Energy Properties L.P. CC&T subsidiaries operate the facility as a merchant plant, selling its output primarily into the Pennsylvania-New Jersey-Maryland Power Pool in times of peak demand./32/ The plant uses a circulating, fluidized-bed combustion boiler that burns waste coal, readily available in the region, reducing environmental impacts. The purchase has given Cinergy a foothold in an important, neighboring region. As the president of Cinergy's ECBU stated:

          This acquisition is part of our stated and continuing goal of owning generating assets in key markets. Westwood is both environmentally attractive and strategically located in an area where electric markets are open to competition./33/

     At December 31, 1999, Cinergy's aggregate investment in the two EWG subsidiaries that together own and operate the Pennsylvania plant was approximately $9.5 million.

     As discussed previously, CC&T and Duke Energy North America consummated a joint venture in September 1999, by which they will jointly own, on a 50-50 basis, three gas-fired EWG facilities currently under development in Indiana and Ohio totaling about 1400 MW of capacity. CC&T will also operate the stations, which are located in Cinergy's service area. The plants will be run as merchant facilities, selling power into the Midwest wholesale markets in periods of peak demand. Pursuant to the joint venture, Cinergy and Duke have established and each has 50 percent ownership of VMC Generating Co., a Texas general partnership ("VMC"). VMC in turn owns all of the three project companies that directly hold title to the generating assets and will qualify for EWG status: (1) CinCap VII, LLC, which owns a 132 MW peaking plant located in Cadiz, Henry County, Indiana; (2) Duke Energy Madison, LLC, which owns a 640 MW peaking plant located in Madison Township, Butler County, Ohio; and (3) Duke Energy Vermillion, LLC, which owns a 640 MW peaking plant located in Cayuga, Vermillion County, Indiana. The target date for commencement of commercial operation of the facilities is June 2000. Cinergy has invested or committed to invest a total of approximately $365 million in connection with these facilities.

     In 1998 and 1999, Cinergy incurred losses related to its wholesale supply business. These losses and Cinergy's strategy to avoid future losses are discussed in an exhibit accompanying this application.

     As discussed above, important industry trends are driving the growing significance generally of EWGs and to Cinergy in particular - the emergence of competitive power markets, plant divestitures by franchised utilities, growing nationwide electric demand, increasing ownership of power plants outside the regulated utility. The ECBU anticipates that its future investments in EWGs will be a mix of greenfield projects and acquisitions of existing assets, including potentially generation divested by utilities. Most of the investments will likely be in the eastern half of the country. CC&T will operate the facilities as independent power plants (i.e., supported by long-term off-take contracts) or as full or partial merchant plants (i.e., selling power into the spot wholesale markets or pursuant to short-term contracts).

     Investments in power plants are necessary not only for growth, but to mitigate risks. As explained in the next section, ownership of generating facilities provides an important hedge, in the event power cannot be purchased at economic prices from third parties.

     Apart from investments in new EWG assets, the ECBU is preparing to oversee the repositioning of Cinergy's existing regulated generation to EWG status, in response to electric industry restructuring already enacted in Ohio and anticipated within the next several years for Indiana. This too is discussed below.

     3.   Power Marketing & Physical Assets: Risk Mitigation

     Centered in the Midwest and select adjoining markets, where the Company's 11,200 MW of regulated generating assets are located or can practicably reach, Cinergy's wholesale supply business can draw upon the residual capacity of this 11,200 MW of regulated generation, after meeting native load obligations. This "second call" supplements capacity from the ECBU's EWG facilities. Thus, Cinergy's wholesale marketing business is "asset-backed," since Cinergy-controlled generation assets are available to support the bulk trades.

     Owning electric generating facilities to support, or anchor, the wholesale power marketing business is important for several reasons. In the first place, having electric generation assets in the region can serve to minimize or avoid transmission charges and mitigate delivery risks for trades in that region. Second, physical assets hedge risks inherent in the marketing business, notably price risk. The basic purpose of the Duke transaction is to hedge risks in Cinergy's wholesale supply business; it fulfills both of the important functions just noted.

     If a company has agreed to sell power sometime in the future, it can hedge its price risk by simultaneously or subsequently buying power to cover its obligations. However, if it chooses a "no-hedge" strategy, it is exposed to the full price risk for power in any given hour. Ownership of power plants limits this exposure to price risk, by always giving the seller the option to run the power plant rather than buying power to meet its obligations.

     Price risk can grow because of the fact that U.S. wholesale markets today, while competitive, are not yet fully liquid. In some geographic markets at some times there are not sufficient numbers of buyers and sellers to allow significant trading activity at marketing clearing levels. In that situation, a marginal increase in demand can produce a dramatic increase in price.

     This beneficial relationship between power marketing and physical assets works in both directions. For example, the activities and expertise of the ECBU serve to mitigate commercial risks inherent in selling power from the assets. In competitive markets, where supply and demand dictate the price for energy, an essential "tool" to manage such asset risks is to maintain a skilled trading organization involved in the markets day to day. The ECBU's traders can identify trends and manage risks on a daily, monthly and year-forward basis. It is also imperative to maintain, as Cinergy does, an active supply and demand analysis of each market as well as a forward price curve (expectation) for energy markets. The ECBU continually analyzes market dynamics and the cost to operate generating facilities. In short, Cinergy's ECBU mitigates risks posed by EWG assets, just as the assets themselves backstop the power trading.

     To conduct a successful U.S. generation business in a competitive environment, participation in all segments of the "value chain" is essential - from production through wholesale marketing on to structured transactions. Asset ownership not only is a key component in itself, but underpins the other components. Conversely, a marketing and trading organization can enhance returns on and reduce the risks of the physical assets.

     4.   Transfer to EWG Status of CG&E/PSI Generation

     The proposed transactions are also necessary for Cinergy to adapt to state restructuring impacting its own regulated utility operations. Pursuant to these developments, Cinergy needs sufficient investment flexibility under the Act to accommodate a transfer of CG&E and eventually PSI generating assets to EWG affiliates.

     As noted earlier, CG&E and PSI have significant ownership of electric generating facilities. The generating assets are either wholly-owned by CG&E or PSI or jointly-owned with other utilities, and are located in Ohio and Indiana, with the exception of one plant in Kentucky owned by CG&E. The installed capacity and net book value of the generation assets allocable to CG&E's and PSI's ownership interests are 11,221 MW and $2.892 billion, respectively, at December 31, 1999, with 5,245 MW of installed capacity having a net book value of $1.755 billion allocable to CG&E, and 5,976 MW of installed capacity having a net book value of $1.137 billion allocable to PSI. None of Cinergy's other utility subsidiaries own any electric generating facilities.

     The recently enacted Ohio electric customer choice legislation provides a strong impetus to move generating assets, built to serve monopoly loads, out of the regulated utility. The legislation deregulates generation and requires utilities to transfer the competitive retail sale of generation function into a separate corporation and to fashion incentives designed to induce 20 percent of the loads by customer class to switch providers. When compared to ongoing native retail load requirements in Ohio, customer switching is expected to result in excess generating capacity held by CG&E. Although comprehensive restructuring legislation has not yet been enacted in Indiana, Cinergy expects that such legislation will be enacted well before expiration of the five-year investment period proposed in this application. Moreover, existing statutory provisions in the Indiana Code for "alternative" regulation of utilities provide a basis for Cinergy to seek approval from the IURC to transfer PSI's generating facilities to EWG affiliates, prior to the adoption of state-wide restructuring.

     Cinergy needs to be able to reposition its existing regulated generation to maximize the value of those assets in a competitive environment. Like a number of other utilities in states undergoing restructuring, Cinergy is seeking to achieve asset flexibility and optimization by transferring the assets to EWG affiliates, where they can be used for electric sales back to the remnant affiliated "T&D" utility or marketed for sale to off-system buyers, either with respect to all or some of the particular assets. Cinergy's current intention is to convert all or a substantial number of its Operating Companies' power plants to EWG status, since the Company believes that corporate disaggregation ultimately will be required for the entire fleet, not merely CG&E's plants.
Therefore, Cinergy has requested the separate investment ceiling (the "Restructuring Cap") with a view to restructuring both CG&E's and PSI's generating assets.

     Although as discussed below, Cinergy likely would not make permanent recourse investments equal to the full amount of the book value of the transferred assets, the Company could be required to make investments of that magnitude on a short-term basis if "bridge" financing becomes necessary. The overriding purpose of the Restructuring Cap is to afford Cinergy sufficient financial flexibility under the Act to pursue a variety of alternatives in an uncertain and changing regulatory environment.

     a.    Indiana

     In January 1999, electric deregulation legislation was introduced into the Indiana General Assembly. Proposed and supported by a group of large industrial customers, this legislation did not pass in the 1999 session of the Indiana General Assembly. Due to a "short" session in 2000, the Indiana General Assembly is not expected to consider any electric deregulation initiatives in 2000.

     In 1995, the Indiana Legislature enacted an Alternative Utility Regulation statute/34/ which, among other subjects, recognized "that competition is increasing in the provision of energy services in Indiana and the United States"/35/ and required annual reports to the Regulatory Flexibility Committee of the General Assembly to allow that Committee to monitor changes and competition in the energy utility industry./36/ The Alternative Utility Regulation statute provides the IURC with considerable flexibility including the authority, notwithstanding other laws or rules, to authorize jurisdictional transactions (or to decline to exercise its jurisdiction) upon a showing of public interest./37/

     b.   Ohio

     Comprehensive electric restructuring legislation was passed in Ohio in July 1999./38/ Under the new law, all retail customers in Ohio can choose their electric supplier commencing January 1, 2001.

     The legislation deregulates electric generation and supply, with electric transmission and distribution continuing as regulated utility functions. While not expressly requiring restructuring or divestiture of generating assets, the new Ohio legislation encourages that result, to foster generation supplier diversity and curb potential market power of incumbent utilities. Thus, as an incumbent Ohio electric utility, CG&E is required to separate its existing functions pertaining to competitive retail sale of generation service from those pertaining to transmission and distribution service, transferring the generation services into a separate legal entity. Moreover, the legislation requires that utilities devise incentives to induce 20 percent of their electric loads by customer class to switch providers by halfway through the market development period, but in no event later than December 31, 2003.

     Other provisions of the law include:

     A 5 percent cut in the generation component of rates for every residential customer beginning January 1, 2001.

     The establishment of a "market development period" (i.e., the transition period to full competition) beginning January 1, 2001 and ending no later than December 31, 2005.

     Utility rates otherwise are frozen for non-switching customers through the market development period.

     An opportunity to recover PUCO-approved transition costs over the market development period.

     An opportunity to recover PUCO-approved regulatory assets through December 31, 2010.

     The transfer of either ownership or control of transmission assets to an independent transmission entity before December 31, 2003.

     A requirement that incumbent utilities provide retail electric service to native load customers who decline to switch to different suppliers or who desire to return to service from the incumbent utility.

     The filing of a proposed transition plan by year-end 1999. The transition plan must include a rate unbundling plan, a corporate separation plan, an operational support plan, an employee assistance plan and a consumer education plan. The transition plan may also include a quantification of utility transition costs and an application to receive transition revenues. The PUCO is required to issue its order on the transition plan no later than October 31, 2000.

     As required by the legislation, CG&E filed its proposed transition plan with the PUCO on December 28, 1999. The transition plan is comprised of eight component plans: a rate unbundling plan, corporate separation plan, operational support plan, employee assistance plan, consumer education plan, application for receipt of transition revenues, independent transmission plan and shopping incentive plan. (See Cinergy's 1999 Annual Report on Form 10-K for more information on the transition plan.)

     In its transition plan, CG&E has proposed to meet its corporate separation obligations in part by legally separating the generation from the transmission and distribution businesses, transferring all of its generating assets to one or more affiliated EWGs. The generation assets would be moved as soon as practicable after receipt of PUCO approval. The asset transfer is contingent on various other factors, including receipt from the Ohio, Indiana and Kentucky commissions of the findings required under section 32(c) of the Act. Coincident with the transfer of the generation assets, CG&E would enter into a FERC approved power purchase agreement with the EWG. The PPA would grant CG&E a first call on all power produced by the EWG at embedded cost through the end of the market development period, ensuring CG&E sufficient power to meet its electric supply obligations to customers who do not switch or who return. Cinergy has no current intention of establishing an affiliate of CG&E to market competitive generation services to retail customers in Ohio, as permitted by the new legislation.

     As noted above, the Ohio statute provides that a utility's proposed transition plan may include an application to receive transition revenues. Transition revenues are collected in two ways: (1) through the payment of the generation component of unbundled rates by customers who do not switch generation suppliers, and (2) through payment of non-bypassable transition charges by customers who switch generation suppliers. Transition costs must meet the following criteria:

     1.   the cost was prudently incurred;

     2. the cost is legitimate, net, verifiable, and directly assignable or allocable to Ohio retail electric generation customers;

     3.   the cost is unrecoverable in a competitive market; and

     4. CG&E would otherwise be entitled an opportunity to recover the cost in rates as a regulated utility.

The legislation requires that the PUCO establish non-bypassable transition charges, affording Ohio electric utilities an opportunity to collect transition revenues from customers that choose alternate suppliers during the market development period.

     As part of its proposed transition plan, CG&E filed a request to recover transition costs comprised of (1) generation-related regulatory assets in the total amount of $364 million (excluding carrying charges) and
(2) above-market generation costs in the total amount of $563 million (excluding carrying charges), in each case beginning January 1, 2001. The total carrying costs, for which CG&E has also requested recovery, are estimated at $311 million.

     Regarding the generation-related regulatory assets, CG&E is requesting recovery of the balance of its Ohio retail-jurisdictional, generation-related regulatory assets on its books and records as of December 31, 2000, including a return on the unamortized balance. At December 31, 1999, the balance of the generation-related regulatory assets was approximately $436 million. The projected jurisdictional balance at December 31, 2000 is approximately $364 million. CG&E is requesting recovery to continue until the earlier of December 31, 2010, or until the balance, including carrying costs, is fully amortized. CG&E has proposed to recover this amount utilizing the total amount that is currently included in rates for the recovery of regulatory assets.

     In addition, CG&E is requesting recovery of other transition costs during the market development period consisting primarily of above-market generation costs. The projected balance of these above-market generation costs at December 31, 2000 is approximately $563 million. The transition costs associated with any above-market generation assets represent the difference between the net investment in such assets on CG&E's books and records as of December 31, 2000 and its market value, including carrying costs. CG&E has proposed to recover this amount through an adjustment mechanism that includes a periodic update of other transition costs, revenues and charges for changes in the market price of electricity./39/

     b.   Financing plan for Genco transactions

          i.    Preliminary considerations

     As noted, in connection with electric deregulation in Ohio and Indiana, Cinergy's current intention is to form one or more EWG subsidiaries, to which it will transfer some or all of the existing generation assets of CG&E and eventually PSI, the current net book value of which is approximately $2.9 billion. The assets would be transferred in one or more transactions, as soon as practicable after receipt of necessary regulatory approvals and satisfaction of other conditions. Cinergy has engaged Donaldson, Lufkin & Jenrette ("DLJ") to provide financial advice in connection with these transactions.

     The following discusses the financing plan that Cinergy is developing in conjunction with DLJ. The financing plan and related transaction structures by which the assets would actually be transferred to the EWGs have not been finalized, and therefore the discussion below posits a number of alternatives and is subject to corresponding contingencies and qualifications. The level of associated investment authority requested in this application (the "Restructuring Cap") is intended to be sufficiently large to permit implementation of a range of financing transactions, with a view to ensuring flexibility in pursuit of the optimal financing strategy. Cinergy intends to transfer the assets at the lowest transaction cost practicable.

     In addition to these preliminary considerations, the following general observations apply. Regardless of which particular structure is used, there should be no material increase in Cinergy's consolidated debt. Any incremental debt at the Cinergy or EWG level will be largely offset by reduced debt at the CG&E/PSI level. This reflects the basic fact that Cinergy already owns these assets, and is simply transferring direct title from the utility to the nonutility side of its business. Cinergy and DLJ believe that the asset transfers and associated financings would not themselves have any material adverse impact on the credit ratings of Cinergy, CG&E or PSI; rather, any such potential impact is a consequence of state deregulation and loss of monopoly supplier status.

          ii.  Transaction structures

     There are two basic transaction structures by which CG&E and PSI (collectively, "Utility") would transfer their generating assets to the EWG affiliates (collectively, "Genco"):

     1. Under the "Sale Scenario," Utility sells its generating assets, for cash and/or promissory notes or other consideration, directly to one or more newly created subsidiaries of Cinergy
          (collectively, "Genco"), held either directly by Cinergy or indirectly by one or more newly created, special-purpose intermediate holding companies directly held by Cinergy
          (collectively, "Genco Holdco").

     2. Under the "Spin-Off Scenario," Utility contributes its generating assets to Genco for shares of stock or other equity securities of Genco. Utility then distributes its investment in Genco to Cinergy by dividend or otherwise, which thereupon contributes such stock or other equity to Genco Holdco. Genco might further drop down its generating assets into one or more special-purpose subsidiaries; for example, a separate subsidiary might be established for each power plant.

     Under both scenarios, the assets would likely be transferred at net book value. The decision to use a particular transaction structure will depend, among other factors, on whether the transaction can be structured on a tax-deferred basis and other transaction costs. Under either scenario, Genco will have an initial capitalization equal to the value of the transferred generating assets, approximately $2.9 billion (assuming transfer of all the generating assets at year-end 1999 book value). The Company is considering both potential structures discussed above, as well as variations of each.

     If a Sale Scenario is used, debt will most likely be issued by Cinergy or Genco or a combination of the two. The proceeds from the debt issued by Cinergy could be contributed to Genco as an intercompany loan or equity. Genco could also issue debt for the debt portion of its capitalization. Such debt would most likely be nonrecourse to Cinergy and Utility, supported entirely by the assets and cash flows of Genco. The Utility would most likely use any cash proceeds from the sale to Genco to redeem or retire outstanding debt. Cinergy's equity investment in Genco will largely be offset by a decreased equity investment in Utility. Therefore, the overall consolidated capital structure of Cinergy is not expected to be significantly impacted by implementation of a Sale Scenario.

     The exact amount of issuances by Cinergy and/or Genco will depend on the targeted capitalization (see below). Given the target debt/equity capitalization discussed below, Cinergy would likely contribute equity in the range of $1.16-$1.74 billion, assuming total capitalization of Genco of $2.9 billion. Therefore, the amount of debt included in the capital structure of Genco is estimated to be between $1.74-$1.16 billion.

     If a Spin-Off Scenario is used, the associated financing is expected to be generally similar to that described under the Sale Scenario. Debt issued by Cinergy or Genco would be largely offset by the redemption or retirement of debt at the Utility. Likewise, Cinergy's equity investment in Genco would be largely offset by a decreased equity investment in Utility. Finally, just as with the Sale Scenario, the overall consolidated capital structure of Cinergy is not expected to be significantly impacted.

          iii. Bridge financing

     Regardless of the ultimate structure adopted, the Company and DLJ believe that it will be possible to effect the transfer of the generating assets coincident with the closing and funding of the various associated financing transactions. However, there can be no guarantee that this will prove to be the case. In that event the Company may need to effect interim or "bridge" financing, which could be in an aggregate amount equal to the transferred value of the generating assets. This is one important reason why Cinergy has requested an investment level for these restructuring-related financing transactions equal to the net book value of the generating assets of CG&E and PSI.

     The Company expects that bridge financing will be used only if essential to the successful consummation of the proposed transaction. For example, it is possible that the liens associated with the generation assets being transferred will need to be released before any such transfer can take place. However, proceeds from any financings by Genco to discharge the liens may not be available until the transfer of assets has taken place. Accordingly, it is possible that bridge financing would be required in order to facilitate the transfer of assets. A second possibility is that prevailing financing market conditions at the time of the transfer may be unattractive or even unavailable. A bridge financing commitment would allow the transfer of assets to proceed without being subject to the vagaries of the financial markets. Finally, other considerations, including regulatory, legal, tax or accounting constraints, might dictate use of bridge financing, as an interim expedient.

     Regardless of the circumstances that might cause Cinergy to effect bridge financing, the Company would expect to replace such financing with more permanent financing as soon as practicable, reducing the debt at the Cinergy level and correspondingly increasing nonrecourse debt at the Genco level. Any impact of bridge financing on the overall consolidated capitalization is thus expected to be only temporary.

          iv.  Genco and Utility capitalization/credit profile

     Cinergy intends to capitalize Genco using equity and debt capital in amounts that will ensure investment grade debt ratings at Genco. Given the greater volatility in revenues that is expected for a deregulated generation company, this will require greater levels of equity than would be the case for an integrated utility. Mitigating this greater volatility in revenues will be the duration and terms of the power purchase agreements, or PPA, with the Utility.

     The PPA between Genco and Utility is expected to have a minimum term accommodating the transition from regulation to full deregulation (i.e., the 5-year market development period, under the Ohio electricity deregulation law). During this period, Utility will purchase power from Genco as provided in the PPA. The PPA will have the effect of moderating the volatility in revenues that would otherwise be experienced in the early stages of a newly deregulated market. By the end of the scheduled term of the PPA, the Company expects that much of the volatility associated with a nascent deregulated market will have dissipated.

     Also bolstering the credit profile of Genco will be the diversification benefits accruing from its large portfolio of generating assets, that is, the 11,200 MW of power plants today held by CG&E and PSI. There is inherently less operating risk in a large group of non-interdependent plants, than in a single plant or a smaller group. In addition, the different types of plants in the portfolio (i.e., base load vs. peaking units) provide further diversification benefits.

     Given the PPA, the diversified nature of the generation portfolios and the targeted investment grade ratings, Cinergy believes that Genco will require 40%-60% equity capital, based on currently published standards or benchmarks.

     The credit profile of the Utility following the transfer of its generation assets should be improved as compared to the former integrated Utility. The reason for this is that as a pure transmission and distribution company continuing to hold regulated monopoly status, the Utility effectively shields itself from many of the risks generally associated with generating assets, including inadequate recovery of construction costs in rates. Also, under the PPA, the Utility will be assured a supply of electricity at a specified rate. Given a targeted credit rating of Baa2 and BBB, Cinergy believes the Utility will require 30%-50% of equity capital.

     Under certain circumstances, the Utility may incur stranded costs in connection with state deregulation. In the event that the resulting stranded costs exceed minimal amounts and are not recovered through the regulatory process, there will be a negative impact on the credit profile of the Utility and ultimately Cinergy. These potential impacts are a function of the transition to competition, not the ancillary transactions just discussed.

          v.   Conclusion

     Based on current information, the Company and its advisor, DLJ, believe that the financing plan outlined above provides the most efficient manner of financing the proposed transfer of generation assets. At the same time, the Company needs the flexibility to modify its financing plan as unforeseen contingencies arise. The investment authority being sought ensures this flexibility.

     F.   EPAct Projects/Foreign/IBU

          1.   Cinergy's International Business Unit

     Cinergy's investments in foreign EPAct Projects are made under the strategic direction of the IBU. (Pursuant to its renewable energies strategy, the IBU also has responsibility for clean energy projects in the U.S.) Cinergy's investments in foreign EPAct Projects are held under Cinergy Global Resources, which is a direct subsidiary of Cinergy. The president of CGR is also the president of the IBU.

     Set forth below is a brief overview of the development of Cinergy's international business. A detailed summary of the specific projects held by CGR at December 31, 1999 is provided later.

     Cinergy's international investments pre-date the creation of Cinergy. In 1992, in connection with privatization of the electric utility industry by the Argentine government, and pursuant to Commission orders under Section 3(b) of the Act, PSI Resources acquired minority equity interests in two Argentine FUCOs for approximately $20 million Central Costanera, S.A., a 1260 MW electric generating facility located in Buenos Aires, Argentina, and Edesur, S.A., an electric distribution network serving approximately 2.1 million customers in the southern half of Buenos Aires, Argentina./40/ Cinergy succeeded to these interests upon consummation of the Cinergy merger in October 1994, in which PSI Resources was merged out of existence. Cinergy no longer holds either of these investments, selling the investment in Central Costanera in late 1995 and the investment in Edesur in late 1998, in each case at a profit.

     Cinergy made no new investments in EPAct Projects from the date of the Cinergy merger until the Midlands transaction in mid-1996. During this period, the Company focused on successful integration of CG&E and PSI under the merged company and the realization of projected merger savings./41/ In addition, all the nonutility businesses that Cinergy succeeded to as a result of the merger were evaluated and several were divested or discontinued.

     In June 1996, Cinergy and GPU acquired Midlands in a 50-50 joint venture transaction for approximately $2.6 billion. A major portion of the purchase price about $1.6 billion was funded through non-recourse bank borrowings by the joint venture company formed for the acquisition. The remaining $1 billion was funded through equal equity contributions by GPU and Cinergy.

     As a result of the Midlands acquisition, Cinergy essentially had no remaining capacity for additional recourse investments in EPAct Projects under the safe harbor provisions of Rule 53. In March 1997, following meetings with Cinergy's state regulators, Cinergy filed an application with the Commission requesting increased authority to invest in EWGs and FUCOs, capped at 100% of consolidated retained earnings.

     The next step in the development of Cinergy's international business was the acquisition from Midlands of its team of experienced project developers, along with rights to certain projects in development and future projects. In addition to its core business of supplying and distributing electricity to 2.2 million customers in mid-central England, Midlands had a separate wholly-owned subsidiary, Midlands Power International Ltd. ("MPI"), which developed and invested in independent power projects on a global basis. More specifically, at the time of the Cinergy/GPU acquisition, MPI had invested a total of approximately 181 million pounds sterling (US$293 million) in 9 power projects in the U.K. and other countries, including:

     1. Teesside Power Station-an 1875 MW gas-fired electric generating station located in Wilton, Teesside, in which MPI had a 26.7% ownership interest. Commissioned in April 1993, Teesside Power Station was the first independent power project built in the U.K. and at the time the largest in the world.

     2. Humber Power Station-a 1250 MW gas-fired electric generating station located in Stallingborough, Humberside, U.K., being developed in two stages, phase 1 of which (750 MW) was then under construction. MPI had an 18.75% ownership interest in this project.

     3. Uch Power Limited-a 586 MW gas-fired electric generating station being developed in Baluchistan, Pakistan, the first such independent power project in Pakistan to utilize indigenous fuel. MPI had a 40% ownership interest.

     4. Trakya Elektrik A.S.-a 480 MW gas-fired electric generating facility being developed in Marmara Ereglisi, Turkey, in which MPI had a 31% ownership interest.

     In September 1997 Cinergy and GPU reached an agreement whereby
Cinergy acquired at nominal cost substantially all of the project development team of MPI (over 30 individuals) together with certain projects under development by MPI and all future projects of MPI. Midlands retained all of the MPI projects in operation and certain projects under development, such as Uch and Trakya. The individuals hired from MPI became employees of Cinergy Global Power Services Ltd ("Cinergy Global Power Services" or "CGPS"), a UK company and indirect, wholly-owned subsidiary of CGR./42/ Headquartered in Stratford-upon-Avon, CGPS acts as the primary project development arm of CGR.

     In March 1998, the Commission approved Cinergy's application to raise the investment ceiling to 100% of consolidated retained earnings. In May 1998, Cinergy formed Cinergy Global Resources to hold Cinergy's international businesses. Previously, the international businesses had been held, together with the domestic nonutility subsidiaries, by Cinergy Investments and PSI. The creation of CGR was intended to focus, organize and manage Cinergy's international investments as one business. A secondary purpose was to raise the profile of Cinergy's international activities, centralizing and marketing the investments under a separate entity and name.

     Since the Commission issued the 100% Order, Cinergy has made a series of investments in different countries under a three-pronged strategy focusing on (i) acquiring and modernizing existing energy assets, (ii) owning and operating clean energy sources, and (iii) creating critical mass within regions to develop an integrated energy company with multiple positions in the value chain. Late in 1998, Cinergy monetized the remaining pre-merger investment in Argentina, selling its equity in Edesur, the electric distribution company, at a profit.

     Throughout this period, Cinergy also concentrated on enhancing the value of its substantial investment in Midlands. One major focus was reengineering, where Cinergy has considerable expertise from its own operations./43/ Business changes implemented by Midlands as a result of this reengineering campaign are projected to achieve significant cost savings, through increased efficiencies in areas such as business support, information technology costs, network costs, contracting, procurement and customer management. Under the British regulatory system, the benefits of such cost savings accrue primarily to Midlands' shareholders.

     In November 1998, Midlands entered into an agreement, contingent on U.K. government and regulatory approval, to sell its electric supply business for approximately $300 million plus other consideration to National Power plc, one of the U.K.'s principal generation companies. Midlands will continue to own and operate its electric distribution business, which will remain a regulated monopoly. By contrast, the supply of electricity (i.e., the purchase of electricity from generators for resale to consumers) is now open to full competition in the U.K.

     In April 1999, the necessary U.K. approvals were obtained for the sale to National Power, and the transaction closed in June 1999. With the closing of that transaction, Midlands became the first of the 14 U.K. regional electric companies ("RECs") to "exit" the electric supply business and focus solely on the electric distribution business. The distribution business accounted for approximately 90% of Midlands' net income before interest and including taxes for the fiscal year ended March 1998. In August 1999, the Office of Gas and Electricity Markets, the U.K.'s primary electricity regulator, proposed substantial cuts in the RECs' electric distribution rates, covering the five-year period beginning April 1, 2000. The regulator's average proposed cut was between 25 and 30 percent for the first year, with a further cut of 3 percent below the inflation rate annually thereafter.

     On July 15, 1999, Cinergy and GPU completed a transaction announced earlier that month, pursuant to which GPU acquired Cinergy's 50 percent ownership interest in Avon Energy Holdings, the parent company of Midlands, for approximately $700 million in cash. As a result Midlands became a wholly-owned subsidiary of GPU. Cinergy will retain Midlands' natural gas marketing operations headquartered in London and the Redditch Power Station, a 29 MW electric generating facility in the U.K. The Midlands sale contributed $0.43 per share to Cinergy's third quarter 1999 earnings.

     2.   IBU Investments/December 31, 1999

     At December 31, 1999, approximately $206 million of Cinergy's aggregate investment of $580 million was devoted to a variety of foreign projects. This total understates the extent of Cinergy's foreign business, since with the recent monetization transaction the roughly $500 million investment in Midlands - historically by far the largest single project - is no longer included. The foreign projects are located in six countries, Bangladesh, Czech Republic, Estonia, Spain, U.K. and Zambia. Currently, the IBU's investments are concentrated in the Czech Republic.

     Under the IBU's direction, CGR has been assembling a portfolio of project investments, diversified by geographic location and type of project (greenfield projects vs. existing assets), intended to balance near-term earnings against long-term value creation and higher returns. CGR has been guided by the following specific strategies in implementing the authority granted under the 100% Order:

     1. Local Asset Rehabilitator: This strategy is based on the principle of improving existing assets and infrastructure by utilizing Cinergy's asset management skills and continuous improvement processes. These businesses are usually in highly regulated markets and are supported by long-term PPA's. This approach is focused on Central Europe and developing countries of South America and Asia. South Africa is another potential target area. Many of these countries have higher demand growth and high reward potential, but correspondingly higher risk profiles. Consequently Cinergy applies especially intensive scrutiny to these projects. At December 31, 1999, CGR's investments under this strategy were located in the Czech Republic and Estonia.

     2. Global Niche Aggregator: This strategy concentrates on "niche plays," through the development of a renewables portfolio of projects. Wind, hydro, and biomass form the basis of this strategy, which is pursued in both the European countries and the United States, where there is a growing environmental awareness and a willingness and ability to provide the governmental subsidies needed to support these types of projects. As this market is impacted so strongly by state policy, the Company closely monitors possible changes in government thinking, and manages the portfolio accordingly. At December 31, 1999, CGR's international renewable investments were located in Spain and the U.K. CGR also holds interests in two U.S. wind-powered generating facilities - a California QF and a Wyoming EWG.

     3. Regional, Convergent Value Chain Integrator: Under this strategy, the acquisition of "critical mass" within specific geographic regions is emphasized, with CGR's goal being the development within that region(s) of integrated energy companies that operate in multiple parts of the value chain (from generation to transmission and distribution). Projects under this strategy must also offer the potential for significant trading opportunities around the energy commodity. Concentrated in Western and Central Europe, the strategy envisions ownership and operation of gas and electric assets (optimized by rehabilitation and reengineering) which in turn support the development of a state-of-the-art trading capability. At December 31, 1999, CGR's investments within this strategy were located in the U.K.

     The following table lists Cinergy's investments in all of its EPAct Projects as of December 31, 1999./44/

                 Cinergy's EPAct Projects


PROJECT              COUNTRY      STATUS          RULE 53
                                                  INVESTMENT

1.  Copperbelt       Zambia       commercial      $24.4 million
Energy Corporation                operation
plc

2 & 3.  EOS Pax I,   Spain        commerical      $8.3 million
S.L. & EOS Pax Iia,               operation
S.L.
4.  Construcciones   Spain        commerical     $4.1 million
y Representaciones                operation
Industriales S.A.

5.  Parque Eolico    Spain        commercial     $0/45/
de Ascoy, S.A.                    operation

6.  Midlands         Bangladesh   development    $8.7 million
Hydrocarbons
(Bangladesh)
Limited

7.  Moravske         Czech        commercial     $40.1 million
Teplarny a.s.        Republic     operation

8.  Plzenska         Czech        commercial     $23.8 million
Energetika a.s.      Republic     operation

9.  EPR Ely Ltd.     U.K.         construction   $6.8 million

10.  Aktsiaselts     Estonia      commercial     $5.4 million
Narva Elektrivork                 operation

11.  Dessarrollo     Spain        commercial     $3.8 million
Eolico del Ebro,                  operation
S.A.

12.  Cinergetika     Czech        commercial     $26.6 million
U/L a.s.             Republic     operation

13.  Teplarna        Czech        commercial     $1.5 million
Otrokovice, a.s.     Republic     operation

14.  Energetika      Czech        commercial     $2.8 million
Chropyne, a.s.       Republic     operation

15.  Foote Creek     U.S./WY      commercial     $14.8 million
III, LLC                          operation

16.  Cinergy Global  U.K.         commercial     $3.7 million
Power (UK) Limited                operation

17 & 18.  Westwood   U.S./PA      commercial      $9.5 million
Operating Company                 operation
L.L.C./CinCap VI,
L.L.C.

19.  VMC Generating   U.S./OH&IN construction   $365 million
Company


       The following provides more detailed information for each of these projects (other than the ECBU's Westwood and Duke projects, previously discussed).

     a.   Copperbelt Energy Corporation plc

     In November 1997, Cinergy and National Grid Company plc ("National Grid") acquired electric transmission and distribution assets spun-off in connection with the privatization of the copper mining industry in Zambia. This was the IBU's first acquisition.

     The assets were transferred by Zambia Consolidated Copper Mines
Ltd. ("ZCCM") into a newly created subsidiary, Copperbelt Energy Corporation plc, a UK company ("CEC"), in which each of Cinergy and National Grid acquired a 39% ownership interest, with ZCCM retaining a 20% ownership interest and a local management team (unaffiliated with Cinergy) holding the balance. CEC's electric assets are located in and around the city of Kitwe in Copperbelt Province in north central Zambia and include 129 miles of 220 kV and 363 miles of 66 kV overhead transmission lines, together with associated low voltage distribution facilities and 80 MW of standby gas turbine generation. CEC delivers 700 MW of power to Zambia's copper mines and other power consumers within the Copperbelt Province, comprising over two-thirds of Zambia's total electric demand.

     b & c.    EOS PAX I, S.L. & EOS PAX IIa, S.L.

     In March 1998, Cinergy, together with Tomen Power Company, a
Japanese construction company, acquired EOS Pax I, S.L. & EOS Pax IIa, S.L. (collectively, "EOS"), two wind farms located in Galicia in northwest Spain. The wind farms (each of which consists of over 30 wind turbines) have an aggregate installed generating capacity of approximately 40 MW. Cinergy and Tomen are 50-50 owners of each wind farm. EOS is in commercial operation and supplies electricity to Union Fenosa, the regional electric utility. This transaction was the first under the IBU's global niche aggregator strategy.

     d.   Construcciones y Representaciones Industriales S.A.

     In April 1998, Cinergy acquired 95% ownership of Construcciones y Representaciones Industriales S.A. ("Crisa"), another renewable energy investment. Crisa is located near Murcia in southern Spain and consists of five mini hydro plants with a total installed electric generating capacity of approximately 6 MW. The plants are in commercial operation and supply electricity to Iberdrola, the regional electric utility. Cinergy acquired its interest in Crisa from Midlands, pursuant to the 1997 agreement with GPU noted above.

     e.   Parque Eolico de Ascoy

     In April 1998, Crisa purchased a 19.5% interest in Parque Eolico de Ascoy ("Ascoy"), a wind farm located in Murcia Province in southeastern Spain. Nine 660 kW wind turbines provide an installed electric generating capacity of approximately 6 MW. Commercial operations commenced in January 1999. Ascoy supplies electricity to Iberdrola, the regional utility.

     f.   Midlands Hydrocarbons (Bangladesh) Ltd.

     Midlands Hydrocarbons is an EWG that is developing a "gas to power" project in Bangladesh. The project addresses the urgent need in Bangladesh for commercially available supplies of indigenous fuels for power generation.

     The project is proceeding in two stages, involving first, the exploration of fuel for, and second the construction of a power plant.

     In the first stage, now underway, Midlands Hydrocarbons, Shell and Cairn Energy, a UK-based gas and oil exploration company, are conducting seismic surveys, drilling and otherwise exploring and developing natural gas concession rights which they own to the Semutang gas field located 37 miles north of Chittagong in Bangladesh. Midlands Hydrocarbons has a 30% ownership interest in this gas concession. Cinergy acquired Midlands Hydrocarbons' rights to the gas concession in the spring of 1998 from Midlands.

     In the second stage, Midlands Hydrocarbons and the other investors would develop, construct, own and operate a power plant sited at or near the Semutang gas field, fired by the available gas reserves. Initially the power plant would have at least 40 MW of installed capacity. The plant would include nine miles of 132 kV transmission line to connect with the national grid.

     g.   Moravske Teplarny a.s.

     Moravske Teplarny a.s. ("Teplarny") is a combined heat and power plant in the city of Zlin, located in the south Moravian region of the Czech Republic. The plant consists of five coal-fired turbine generators with 48 MW of installed capacity, along with associated distribution assets, which supply electricity to the regional electric distribution company, Jihomoravska Energetika ("JME"), together with 10 boilers ranging from 22 to 150 tons/hour of steam output with 410 MW of installed capacity which supply district heating and process steam to the Svit industrial complex and heating to the eastern 40 percent of the city. CGR acquired 100% ownership of Teplarny in June 1998.

     Teplarny was the first acquisition under CGR's strategy (the "local asset rehabilitator" model) to acquire and modernize existing energy assets located in Central Europe and other regions, capitalizing on Cinergy's operational and reengineering expertise. CGR has already implemented various measures to optimize this investment. A computer model has been created to perform economic analysis of the plant more efficiently and allow for the evaluation of new equipment. CGR has also conducted a reengineering study for comparison against the corporate management model. Third, CGR is adding a new boiler/turbine to the site. The fluidized bed boiler will provide 125 tons/hour of steam output, while the condensing turbine generator will have 30 MW of electric capacity. The project is scheduled for completion by the 2001-2002 heating season.

     h.   Plzenska Energetika a.s.

     In September 1998, CGR acquired 100% ownership of Plzenska
Energetika a.s. ("Energetika"), a combined heat and power plant located in the city of Plzen, approximately 70 miles southwest of Prague in the Czech Republic.

     The plant consists of three coal-fired turbine generators with 84
MW of installed capacity, along with associated transmission and distribution assets, which supply electricity to the nearby Skoda industrial complex, the largest industrial engineering conglomerate in the Czech Republic, and Ceske Energeticke Zavody, the Czech electric transmission grid, together with five boilers ranging from 75 to 160 tons/hour of steam output which have over 400 MW of heating capacity and supply district heating and process steam to the Skoda complex.

     Since closing on this acquisition, CGR has developed a long-term reengineering plan for Energetika, which is well underway. Organizational restructuring has already reduced material and labor expenses and created a system of objective performance measurements. Second, capital improvements have been made to increase performance and produce higher returns. Another process of adding value is the divestiture of non-core business lines in order to focus on the core energy business. CGR has restructured these businesses and has sold the non-core lines.

     i.   EPR Ely Ltd.

     EPR Ely Ltd. ("Ely") is a 36 MW straw-fired electric generation facility under construction in Ely, Cambridgeshire in the U.K. CGR acquired a 30% interest in Ely in September 1998. The remaining equity is held by Energy Power Resources Ltd., a major independent developer of renewable energy projects in the U.K.

     The facility is expected to begin commercial operation in autumn
2000 and will supply electricity to Eastern Electricity plc, a REC. When completed, Ely is expected to be the world's largest straw-fired power plant, consuming about 200,000 tons of straw per year and generating enough electricity to supply about 80,000 homes. The project has a number of environmental benefits; for example, it will produce virtually no waste products.

     j.   Aktsiaselts Narva Elektrivork

     Aktsiaselts Narva Elektrivork ("Narva") owns and uses facilities for the distribution and sale of electricity at retail in northeastern Estonia, including the cities of Narva, Narva-Joesuu and Sillamae. The facilities include approximately 300 substations of different voltage and capacity characteristics, and a distribution network totaling 484 miles with voltages up to 110 kV. The current maximum system demand is 60 MW.

     CGR acquired its interest in Narva pursuant to the Estonian Government's privatization of Narva's electric distribution network. In November 1998, CGR and an Estonian investment company, Sthenos Grupp, jointly acquired a 49% ownership interest in Narva (CGR's allocable share being 33%). In April 1999, the Estonian Privatization Agency selected CGR and the Sthenos Grupp to acquire the remaining 51 percent from the Estonian Government. This transaction closed in May 1999, as a result of which CGR indirectly owns 67 percent of Narva.

     k.   Dessarrollo Eolico del Ebro, S.A.

     Cinergy acquired 50% ownership of Dessarrollo Eolico del Ebro, S.A. ("Desebro") in December 1998. Desebro is a 15 MW wind-powered facility in northeast Spain near the City of Zaragoza, which supplies electricity to Electricas Reunidas de Zaragoza, S.A., a local utility company. The wind farm began commercial operations in August 1999.

     l.   Cinergetika U/L a.s.

     Cinergetika U/L a.s. (formerly Setuza Energetika a.s.)
("Cinergetika") is a combined heat and power plant located in the city of Usti nad Labem in northwestern Czech Republic. CGR acquired 100% ownership of Cinergetika in February 1999. The plant consists of two coal-fired turbine generators with 14 MW of capacity, along with associated transmission and distribution assets, which supply electricity to the nearby Setuza complex (one of the largest Czech producers of food, household and oleochemical products) and Severoceska Energetika, the regional electric distribution company, together with four boilers ranging from 60 to 75 tons/hour of steam output with 230 MW of capacity, which supply district heating and process steam to the Setuza complex and a wholesale housing administrator.

     m.   Teplarna Otrokovice a.s.

     Teplarna Otrokovice a.s. ("Otrokovice") is a combined heat and power plant located in Otrokovice, near Moravske Teplarny, in the Czech Republic. CGR acquired a 11.4% ownership interest in Otrokovice in March 1999. The plant consists of two coal-fired turbine generators with 50 MW of electric capacity, which supply electricity to JME, together with five boilers ranging from 110 to 375 tons/hour of steam output with 349 MW of capacity, which supply the district heating needs and process steam for local industrial plants.

     n.   Energetika Chropyne, a.s.

     Energetika Chropyne a.s. ("Chropyne") is a combined heat and power plant located in Chropyne, near Moravske Teplarny, in the Czech Republic. CGR acquired 100% ownership of Chropyne in May 1999. The plant consists of one natural gas-fired turbine generator with up to 2.5 MW of electric capacity, which supplies electricity to Technoplast industrial complex via Chropyne's own power and power purchased from JME, together with three boilers ranging from 20 to 44 tons/hour of steam output with 48 MW of capacity, which supply the district heating needs and process steam for the Technoplast industrial complex and local residential housing. This is CGR's fifth project acquisition in the Czech Republic.

     n.  Foote Creek III, LLC

     In August 1999, Cinergy acquired 100 percent ownership of Foote
Creek III, LLC ("Foote Creek"), a wind farm located near Laramie, Wyoming. The installed electric generating capacity of 25 MW is provided by 33 wind turbines. Commercial operations commenced in June 1999. Foote Creek supplies electricity to Public Service Company of Colorado. Foote Creek is CGR's first domestic EWG.

     o.  Cinergy Global Power (UK) Limited

     In connection with the sale of Cinergy's stake in Midlands Electricity, Cinergy acquired 100 percent ownership of the Redditch Power Station, now held by Cinergy Global Power (UK) Limited ("CGP-UK"). Commissioned in 1991, this open cycle peaking plant has a kerosene-fueled gas turbine generator with an installed electric capacity of 29 MW. The unit is dispatched by National Grid during winter peaks and as needed for system reinforcement. Located in the U.K., Redditch has a power purchase agreement with National Power. A subsidiary of CGP-UK is Cinergy Global Trading Limited, a gas and electricity trading business in the U.K., which was also retained as a result of the Midlands sale. This trading business will maximize the value of the Redditch electric generating facility. This transaction was CGR's first under its value chain integrator strategy.

     3.   Future IBU Investments

     The actual use of the proposed investment authority will of course depend upon available opportunities for investment, but in general these opportunities are widespread and increasing. They arise both from the growing need for new generating capacity in developing countries/46/ and the worldwide movement toward privatized and competitive energy markets, as governments open up state-owned monopolies to private investors in response to economic and political imperatives.

     The IBU continues to develop and acquire projects under the three-pronged strategy described above. The Growth Cap would enable CGR not only to expand its international business along existing lines, but also to bid for additional large privatizations and secondary sales, while at the same time enabling the ECBU to build its generation business in the United States.

     a. Local Asset Rehabilitator/ Global Niche Aggregator/ Regional, Convergent Value Chain Integrator Strategies

     The following outlines the IBU's ongoing efforts to develop Cinergy's international business under the existing strategies. All of these strategies are subject to change. As CGR pursues its strategies in these three areas, it continues to look for opportunities in new markets. For example, much of the expertise gained in connection with the asset rehabilitation strategy can be transferred to new regions, such as South America.

     1. Local Asset Rehabilitator Strategy: The combined heat and power plants in the Czech Republic have provided an opportunity for CGR to apply its rehabilitation and reengineering expertise. The growing portfolio of Czech projects has created a strong base to expand into other Central European countries. Recently announced privatization programs have created new opportunities in these countries. CGR's Narva (Estonia) acquisition in 1998/1999 is a variation on the theme of a single asset "play" with value creation through reengineering. There is significant opportunity to use this approach throughout the region. CGR is also actively considering opportunities in South America and Asia. From time to time, CGR will participate in individual transactions outside of target areas to further relationships with key partners (customers, suppliers, other developers, or investors).

          CGR's initial investment in Zambia through CEC has opened up opportunities in southern Africa. Governments in this region are eager to privatize assets and sponsor IPP development. CGR believes that the experience it is acquiring through its investment in CEC will benefit it in other non-target areas.

     2. Global Niche Aggregator Strategy: CGR continues to develop its renewables strategy in Spain where its investments are concentrated, while at the same time investigating other opportunities in the rest of Eur ope and in the United States. By becoming a key player in the renewables market, and building upon relationships, CGR is able to consider a variety of wind, hydro and biomass projects.

     3. Regional, Convergent Value Chain Integrator Strategy: This strategy is centered on mid-size generation assets (greenfield or acquisition) combined with enabling assets (transmission, distribution, gas, storage). All of these assets must be able to support power/gas trading and large account retailing. Under this strategy, CGR's primary areas of focus are the deregulated/deregulating European markets. The opening of the European Union ("EU") to competition in the energy value chain has created new opportunities for cross-border acquisitions and energy marketing (see discussion below). Specific targets are the EU countries primarily on the continent as well as Central European countries.

          Brazil may also offer opportunities under this strategy. CGR's U.K. investment in an electric generating plant coupled with a gas and electric trading business is the first step in developing an integrated energy company.

     b.   Privatizations/Secondary Sales/Public Company Acquisitions

     According to Cambridge Energy Research Associates, the pace of electric privatizations will accelerate in 1999 and 2000 as sales in Brazil and other Latin American countries continue, the scope of transactions expand in Europe, and a number of countries in Asia conduct asset sales for the first time./47/ More specifically, CERA reports that privatizations are expected to remain strong in Latin America, led by the sell-off of generation assets in Brazil, the completion of privatization programs in Colombia, Peru and Central America, and the potential for a commencement of asset sales in Mexico./48/ Additional important privatization sales are anticipated in Europe, especially Italy, where up to 15,000 MW of power plants could be auctioned by 2003./49/ In Asia, South Korea recently announced that it intends to open up its state-run power generation industry to foreign investors./50/

     The evolving situation in Western Europe points up the range of opportunities stemming from the continued liberalization and integration of global energy markets. One of the main catalysts has been the European Commission, the executive arm of the European Union, through its efforts to introduce competition in the energy sectors of member countries./51/ The EC's Electricity Directive called for the formal opening of electricity markets by February 19, 1999, permitting large-scale consumers (at least 40 GW-hours per year) to shop for their electricity supplier, with choice extending in phases up to 2003, when electric customers using 9 GW-hours per year will be able to switch suppliers. (Under the EU's Gas Directive,
phased competition in gas supply is to begin in 2000.)   Meanwhile, many
member countries have been opening their market more rapidly. Even before the Electricity Directive went into effect, nearly two-thirds of the EU market already enjoyed some level of retail competition for electric supply, including consumers in Germany, the U.K., Spain and the Scandinavian countries./52/

     This growing electric competition has been accompanied by the creation of regional power pools to promote and coordinate wholesale trading. The U.K. Electricity Pool (launched in 1990, involving English and Welsh participants), Nordpool (launched in 1996, involving Swedish, Finnish and Norwegian participants, with Denmark a provisional member) and the Amsterdam Power Exchange (launched in June 1999, involving, among others, Dutch, German, Belgian, Scandinavian and U.S. participants), among other similar arrangements, are offering or developing U.S.-style power trading instruments, such as spot and futures contracts, to meet the demands of counterparties. As in the U.S., the liquidity and products afforded by these electricity pools should improve management of system capacity and lead to lower electricity prices./53/

     The Electricity Directive has also sparked a surge in cross-border acquisitions, joint ventures and strategic stake-building throughout Western Europe. Examples include Electricite de France's acquisition of London Electricity for $3.18 billion and the $1.95 billion acquisition of Stockholm Energi by Imatran Voima, the Finnish power group./54/ U.S. companies establishing beachheads on the continent include Southern Company, which in 1997 acquired a 26 percent stake in Bewag, the Berlin utility, for $830 million, and Reliant Energy, which in March 1999 announced a deal to acquire the Dutch generation group, Energieproduktiebedrijf UNA, for $2.4 billion. Falling electricity prices in Germany have ignited a dramatic consolidation of the industry there, as witnessed by the recently announced $14.1 billion merger between Veba A.G., Germany's second-largest utility, and Viag A.G, the nation's third largest utility; and RWE A.G., Germany's biggest power company, recently announced that it will acquire VEW A.G., a big regional provider./55/

     Acquisitions of foreign utilities can offer many financial and strategic benefits to the acquiror. One is control of extensive utility systems already in commercial operation serving large numbers of customers in a stable political and legal environment. Another is the potential for significant, immediately accretive impacts on earnings. These transactions thus help to balance and make practicable investments in greenfield projects, with their longer lead times and greater risk. And acquisitions made in the early stages of governmental privatization and deregulation can serve as strategic "points of entry," opening up opportunities for building scale economies through additional transactions (in that country or neighboring regions), as the industry further consolidates, including through sell-downs by initial purchasers.

     All of these points apply to Cinergy's investment in Midlands. The Company must not be artificially constrained from completing transactions of similar magnitude and commensurate benefits. The ability to compete for major privatizations, large secondary offerings and public company acquisitions is crucial to Cinergy's international business. In turn that business is a linchpin of the Company's overall corporate strategy for success.

Item 2.     Fees, Commissions and Expenses

     Other than the fees relating to proposed financing transactions, which are described previously, the fees, commissions, and expenses paid or to be paid or incurred by Applicants or any associate companies thereof in connection with the proposed transactions, including the applicable fees of Thelen Reid & Priest, Skadden Arps, Merrill Lynch and DLJ, will be supplied by amendment.

Item 3.     Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10, 12, 32 and 33 of the Act and Rules 45, 53 and 54 are or may be applicable to the proposed transactions.

     Rule 53 provides that if each of the conditions of paragraph (a) is met, and none of the conditions of paragraph (b) is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG.

     Giving effect to the proposed transactions, Cinergy will satisfy all of the conditions of Rule 53(a) except for clause (1), since Cinergy is proposing that its aggregate investment exceed 50% of consolidated retained earnings. None of the conditions specified in Rule 53(b) is applicable.

     Rule 53(c) states that in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) must affirmatively demonstrate that such proposal:

     will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

     will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

The Commission has held that these same tests apply to registered holding company financings of FUCO acquisitions.

     The proposed transactions will not result in any such adverse impacts. As discussed below:

1. Cinergy subjects potential investments in EPAct Projects to a series of project review screens before any funds are committed. Once funds have been invested, Cinergy closely monitors project performance and uses a variety of techniques to mitigate specific risks. More generally, Cinergy's portfolio diversification approach serves to mitigate the risks presented by any single project. Open access transmission service, increasing competition in bulk power markets and the growing demand for new generating capacity also mitigate risks of U.S. EWG projects.

2. Wherever practicable Cinergy finances EPAct Projects with non-recourse debt. Cinergy's 50 percent stake in Midlands was financed with $800 million in non-recourse bank borrowings, in addition to Cinergy's $500 million equity investment. In any event, the Operating Companies will never finance, lend their credit to, or mortgage their assets in respect of any EPAct Project, other than potentially in connection with a transfer of existing regulated generation to EWG status.

3. Cinergy's has a successful track record, as borne out by the recent sale of the Company's sizable investment in Midlands.

4. Credit ratings and other indicators attest that Cinergy and its utility subsidiaries are in sound financial condition. The Operating Companies are not expected to need any funds from Cinergy to finance capital requirements through at least year-end 2004.

5. Just as with the existing and prior investments, Cinergy will prudently finance the new investments, to preserve the financial integrity of Cinergy and the Operating Companies. Cinergy has developed a comprehensive financial model addressing the expected financing and likely impacts of the proposed new investments, the results of which indicate that the financial performance of Cinergy will be enhanced without undermining the financial integrity of the Operating Companies.

     Cinergy retained Merrill Lynch to perform a credit analysis with respect to the proposed EPAct Projects covered by the Growth Cap. On the basis of and subject to the matters set forth or referred to in its letter dated February 16, 2000, Merrill Lynch was of the view that, as of such date, the credit ratings of Cinergy, CG&E and PSI would not be expected to fall below investment grade due to investments in EPAct Projects as outlined in this application.

     Finally, Cinergy will not issue any additional debt to finance investments in EPAct Projects covered by the Growth Cap if Cinergy's senior debt is not rated investment grade by at least two of the major ratings agencies.

6. The Operating Companies and their customers will remain insulated from the direct effects of Cinergy's project investments. In the first place, the Operating Companies will continue to have no involvement in financing the acquisition of any EPAct Projects, except potentially in connection with the transfer of existing generating facilities owned by them to EWG affiliates. Any transfer of such assets to EWG status will conform to the requirements of section 32 of the Act, including the requirement for speci fic findings from Cinergy's state commissions. Third, Cinergy will not seek recovery through higher rates to the Operating Companies' customers for any losses or inadequate returns from project investments.

7. Cinergy's 1994 merger commitments, and the recently enacted legislation in Ohio providing for customer choice in the supply of electricity, provide further assurances that the proposed transactions will not adversely affect the Opera ting Companies or their customers or the affected state commissions.

8. Prior to filing this application, Cinergy held numerous meetings with the commissioners and staff of the Ohio, Indiana and Kentucky commissions. All three of these commissions have submitted letters to this Commission stating that, based on the commitments of Cinergy and subject to the qualifications referred to or stated therein, Cinergy's proposal will not have an adverse impact on their ability to protect Cinergy's utility subsidiaries or their retail customers.

     With respect to restructuring Cinergy's existing retail-based regulated generation to EWG status pursuant to the Restructuring Cap, Cinergy submits that these transactions are fundamentally different from acquisitions of new projects, and should be considered in that light. Cinergy already owns these assets and has for many years. The Company proposes to transfer title to these assets within its affiliated group of companies, from the utility to the nonutility side of its business, in response to or anticipation of state legislation deregulating electric generation and supply. Given that Cinergy owns these properties today, and upon consummation of the restructuring transactions will still own such properties, there is in substance no new investment. The Division of Investment Management has recommended such restructuring transactions like these be exempted from Commission review. As the Commission itself recently emphasized, in a different context under the Act, "Our analysis
 ... is guided by the substance of the proposed transactions and not their form."/56/

     In any case, as discussed earlier, Cinergy should not incur any material increase in its consolidated debt to finance these restructuring transactions, and any incremental debt at Cinergy or the EWGs will be largely offset by reduced debt at CG&E/PSI. Cinergy is working with DLJ to finance the restructuring transactions in a prudent manner and will transfer the assets at the lowest transaction cost practicable. The internal transfers and associated financings should not themselves adversely impact the credit ratings of Cinergy, CG&E or PSI; any such impact arises rather from state deregulation and loss of monopoly supplier status.

     A.   Project Review Procedures/Risk Mitigation Techniques

     Cinergy subjects all proposed investments in EPAct Projects to a series of screens, analyses and reviews before any funds are committed. Thereafter Cinergy regularly monitors project performance. These processes
- enhanced since the Commission issued the 100% Order - mitigate the risks presented by EPAct Projects and serve to protect the financial integrity of Cinergy and the Operating Companies. As described below, these processes consist of:

     Cinergy's annual strategic planning process, including key performance indicators, or KPIs, and quarterly reviews;

     Cinergy's global risk management function, which has responsibility for evaluating and mitigating risks arising from Cinergy's investments;

     Cinergy's capital investment process for allocating funds to specific projects; and

     The additional prior review and monitoring processes specifically applicable to foreign utility investments.

     In addition to these processes, Cinergy uses various techniques to minimize the specific types of risks posed by EPAct Projects. These techniques are also described below, after an overview of the investment screens and reviews, which immediately follows.

     1.   Strategic Planning Process

     Cinergy has a number of processes in place in order to ensure that EWG and FUCO projects will not impair Cinergy or the Operating Companies. One of the first processes, or screens, is Cinergy's strategic planning process.

     The strategic planning process is both an annual process and an ongoing process throughout the year. Each proposed EWG or FUCO project is scrutinized with a view to whether it fits strategically with the direction of Cinergy. In order to assess strategic fit, there are five criteria which each project must meet: does it give the organization a sustainable competitive advantage? add to shareholder value? does it link with the internal corporate strategies effectively? is the risk profile of the project acceptable to Cinergy? and is the size of the opportunity satisfactory? Besides strategic fit, other items which are reviewed during the strategic planning process are the pro forma financials for the proposed project, the key assumptions associated with the pro formas, and key decisions which need to be made in order to move forward with the project.

     In addition to the above information, proposed EWG and FUCO projects are requested during the strategic planning process to supply key performance indicators ("KPIs"), or quantification of expected business results, which indicate if the project is adding value to the firm. The KPIs established through the strategic planning process are monitored not only by the strategic planning organization, but also through Cinergy's quarterly review process of its business units.

     Each quarter, Cinergy's business units are required to meet with the chief executive officer and chief financial officer of Cinergy to discuss not only their quarterly financial results, including EWG/FUCO projects, but also how they are performing against their KPIs for their business unit, including EWG/FUCO projects.

     Therefore, through the strategic planning process, including establishment of KPIs and quarterly reviews, EPAct Projects are subjected to rigorous advance screening and continuous review to ensure that they are consistent with Cinergy's strategic objectives and adding value to the organization.

     2.   Global Risk Management Function

     Cinergy has taken an enterprise-wide approach to risk. Within Cinergy's finance department is a group charged with global risk management for Cinergy and its subsidiaries. With the support of Cinergy's Board of Directors, this group, or function, is responsible for identifying, measuring, mitigating and monitoring the full spectrum of risks affecting the business of Cinergy and its subsidiaries.

     For instance, this group led the effort to put in place the process described in the next section, a project which resulted in mandatory, formal investment committee review for all investments above a certain dollar amount. This group is also responsible for identifying energy commodity marketing risks, and making sure that risks above a certain level are brought before Cinergy's Risk Policy Committee. Cinergy's global risk management function has helped the corporation understand that risk management spans all aspects of Cinergy's business - from making good initial decisions, managing transactions after closing, and exiting when appropriate.

     3.   Capital Investment Review Process

     Since filing the 100% application, Cinergy has implemented a comprehensive capital investment review process applicable to all proposed investments. Each proposed investment is subjected to a three-phased review process including decisional checkpoints, the primary responsibility for which resides in the business unit that originated the proposal. Cinergy's global risk management group helps to coordinate the entire process. Depending on the size of the proposed investment, before funds are committed, approval must be obtained for the investment from the business unit president, Cinergy's Investment Committee and the chief executive officer, and/or Cinergy's Board of Directors.

     The first phase, the "identification phase," includes an initial strategy screen and an initial analysis screen by the business unit project sponsors. The initial strategy screen determines whether a proposed investment fits within the Company's and business unit's explicitly stated strategy. The initial analysis screen is designed to evaluate the high level economics and risks of a project.

     The second, or "assessment phase," includes a detailed analysis screen and a due diligence screen by the business unit. The detailed analysis screen consists of activities to develop a more detailed economic analysis. A discounted cash flow analysis is completed that accounts for project economic elements, drivers, opportunities, and risks. The due diligence screen is a risk mitigation process that focuses on understanding all relevant issues and risks related to the project valuation identified during the economic valuation as well as those identified subsequent to the valuation.

     The "management review and approval phase" consists of the execution and monitoring steps of the process. The execution of a project occurs after final approval is received from the appropriate internal authority (see below). Once a project is executed and is operational, the business unit has responsibility for tracking the performance of the project. Actual project results are compared to anticipated results and differences are adequately researched and explained.

     In addition to the identification, assessment and management processes just described, which are carried out at the business unit level, Cinergy's capital investment review process can involve many individuals across the corporation with varying levels of responsibility. The level of involvement, and the need for prior internal approvals outside the particular business unit, depends on the size of the proposed investment. For these purposes, there are three levels of investment (up to $5 million and between $5 and $25 million being the first two thresholds), with all proposed investments in equity, corporate guarantees or recourse financial debt in an amount greater than $25 million (the third threshold) requiring prior approval from Cinergy's Board of Directors. (The specific dollar thresholds currently in effect are subject to change.)

     The business unit project sponsors have the primary responsibility for managing projects throughout the investment process. This responsibility includes, but is not limited to:

     1.   Originating project ideas

     2.   Developing project economics

     3.   Leading the project through the approval process

     4.   Presenting the project for approval

     5.   Executing the project

     6.   Monitoring project performance

     The role of the Corporate Center in the review process is to assist and advise the business units in developing complete project proposals. As such, various groups within Corporate Center are required to review and sign-off on projects prior to their presentation to management when called upon by the business unit initiating the project or by Cinergy's Global Risk Management group.

     Business unit presidents have final approval authority for all projects up to a certain threshold level (currently $5 million) originating from their respective business units. Additionally, business unit presidents have responsibility for reviewing and sponsoring projects in excess of $5 million submitted for review to Cinergy's Investment
Committee.

     The Investment Committee is a corporate oversight group that assists in ensuring significant investments made by Cinergy's business units are consistent with corporate strategy and have been adequately analyzed to identify value, risks, and benefits to the corporation. The committee consists of senior executives of Cinergy, namely:

     1. Presidents of each of the business units

     2. Corporate Chief Financial Officer

     3. Vice President of Corporate Services

     4. General Counsel

The committee is responsible for reviewing and making recommendations to Cinergy's chief executive officer ("CEO") on all capital projects in excess of $5 million. Additionally, the committee is responsible for reviewing unique/new-to-the-Company investments on an informational/screening level at the initial analysis gate of the investment process.

     The CEO has final approval authority for all projects between $5 million and $25 million. Additionally, the CEO is responsible for reviewing and making recommendations to the Board of Directors on all capital projects in excess of $25 million.

     The Board of Directors approves all investment projects in excess of $25 million. The Executive Committee of the Board reviews projects requiring Board of Directors approval if presented between formal board meetings.

     Through this formal process, then, all business units must analyze projects using the same rigorous criteria. And depending on the size of the project, progressively greater scrutiny throughout Cinergy is applied, with the requirement for Investment Committee and CEO approval (in addition to approval from the president of the business unit sponsoring the project) for all projects in excess of $5 million and Board of Directors approval for all projects greater than $25 million. Thus, Cinergy's capital investment review procedures help ensure that Cinergy's EPAct Projects will not adversely impact the Company or its utility subsidiaries.

     4.   International Project Review and Performance Management

     International projects undergo additional rigorous screening, analysis, and review processes. Senior management of Cinergy Global Power Services, or CGPS (Cinergy's international project development subsidiary, earlier described), CGR and, under certain circumstances, Cinergy itself are extensively involved in the up-front decision making before projects are bid on and in the continual monitoring of existing project results.

     New projects must pass multiple criteria and five key review points in order to move to financial closure. Throughout the process, risks are monitored to ensure they can be effectively mitigated. Potential projects are first identified by the CGPS or CGR development groups. Second, analyses are made regarding country characteristics and financial considerations. Key project evaluation factors include the host country, host government, partner profile, energy demand, and project structure.
The capital investment review team within Cinergy's global risk management group is typically notified of the project under consideration at this point, so that they can work in conjunction with the International Business Unit in moving the project further through the screening process. The third phase involves due diligence and formal analysis including preliminary financial analysis. Due diligence typically involves both resources from CGR and the Cincinnati Corporate office. Fourth, an initial decision is made whether to proceed further or not. If the project has progressed this far, third party consultants are typically brought in to provide additional legal and financial advice. The fifth key analysis is a financial model which assesses the net present value and internal rate of return of the project. The model is run based on different risk scenarios. Having successfully completed this process, final approval is then sought in compliance with the capital investment review parameters before an actual bid is submitted. Depending on the size of the bid, prior approval will be required from the IBU president (up to $5 million), the Investment Committee and CEO (>$5 million to $25 million) and/or Cinergy's Board of Directors (>$25 million).

     Cinergy Global Resources and CGPS management have determined key value drivers for all projects in order to extract the most value from each asset held in the International Business Unit. Key performance indicators are defined for each business by metric and time scale such that management can effectively monitor existing assets. Examples of such key performance indicators include financial reengineering, business restructuring, and asset upgrades. On a quarterly basis the international management team along with Cinergy's CEO meet to review individual project's progress against those goals (see discussion above, "strategic planning process").

     In addition, when existing businesses are acquired, monthly board meetings with the project companies are held to review performance.
Cinergy Global Power Services also conducts monthly internal management meetings, which include personnel from CGR and Cinergy Services in Cincinnati, to discuss the status of all existing projects, including those under development.

     For projects under construction, the primary development manager for the project is responsible for monitoring progress. Additionally, monthly construction reports are distributed to provide updated information regarding progress versus the budgeted completion time and costs.

     To monitor Cinergy's investment in Midlands, monthly management meetings were held along with periodic visits to the U.K. These were normally attended by the president and chief financial officer of the International Business Unit. Financing tools, hedge agreements, and progress toward reengineering goals were all continually monitored.

     5.   Risk Mitigation/Specific Project Risks

     In conjunction with the project review processes described in the preceding sections, Cinergy carefully evaluates, and takes steps to mitigate, the various types of risks presented by EPAct Projects. The significant risks are as follows:

     a.   Operating Risks

     Operating risks are those risks that present themselves in the day to day course of operating power plants and other EPAct Projects assets. Examples include fuel supply, safety issues, mechanical malfunctions and labor disruptions. These risks are addressed by Cinergy in a number of ways.

     First, Cinergy's expertise and competence in electric and gas utility technologies serves to minimize operating risks of projects in which it invests. Through its domestic utility businesses, Cinergy owns and/or operates 11,200 MW of electric generation facilities, as well as extensive electric transmission and electric and natural gas distribution facilities. Cinergy's safety record is outstanding and operating achievements numerous. Cinergy thus has gained a wealth of technical expertise and practical knowledge in managing a broad range of operating risks intrinsic to electric and gas utility systems.

     Second, extensive due diligence is performed before each development project is commenced or acquisition of existing assets is closed to ensure that all significant risks are identified and addressed up front. This due diligence is conducted by Cinergy engineering staff having extensive technical expertise in the particular technology involved. In addition, outside technical consultants may be retained, both in the due diligence process and after the project has been acquired or development has begun, in order to maximize the project's value and further minimize risks. In certain cases the due diligence review may result in the transaction being aborted.

     Fuel price risk for generation facilities can be managed in many ways: through supplier contract terms; through some level of cost pass through to customers; or by designing a facility to burn dual or multiple fuels. Other operating risks can be addressed through equipment warranties, casualty insurance, equipment supplier guarantees and other insurance.

     b.   Construction Risks

     Any development project or acquisition that requires substantial reconstruction or overhaul will present construction risks to be managed. As with operating risks, Cinergy has a long, successful history of construction project management, in the areas of electric generation and transmission and electric and gas distribution facilities. Longstanding relationships exist with original equipment manufacturers, architectural and engineering firms and construction companies. Cinergy has extensive experience in working with outside contractors to manage the multitude of construction-type risks that could arise.

     Some construction risks are managed through contract terms. This can be done through fixed price contracts, performance guarantees such as heat rate or availability, or construction milestone incentives or penalty provisions. To manage the credit risks some contractors may present, Cinergy attempts to deal mainly with large, national contracting firms. In all cases, the contractors must be approved as to their creditworthiness, and when necessary Cinergy requires appropriate bonding, letters of credit and/or damage provisions.

     c.   Commercial Risks

     Historically, independent power projects tended to rely on the "off-take" and payment commitments of a single power purchaser, usually the local utility company, to eliminate all or most of the risk of variation in revenues. In cases where this model still applies, Cinergy would make an assessment of the credit-worthiness of the power purchaser over the life of the project, with the risk of non-payment being factored into the overall project risk.

     As previously discussed, however, in today's increasingly competitive markets traditional IPPs are becoming more the exception than the rule. IPPs are being displaced by merchant plants, which sell their output under short-term contracts or into the open market, where electricity prices are determined by the economic laws of supply and demand. Cinergy assesses potential investments in merchant facilities based on an underlying analysis of the wholesale power market in the relevant geographic area. This analysis includes models which simulate the market and the dispatch order of existing and planned power plants. These models form the basis for Cinergy's economic evaluation of potential merchant projects and their expected performance. In general, Cinergy seeks to ensure that the merchant plant will be capable of producing electricity at or below the long-run marginal cost in the region, so that the project can be a competitive supplier in a non-regulated environment.

     In addition, as discussed earlier, Cinergy's wholesale energy marketing business benefits Cinergy's domestic EWG projects, significantly reducing commercial risks. In competitive energy markets, where supply and demand balances and imbalances dictate the price for energy, the single most effective risk management tool is to have a sophisticated marketing and trading organization that is actively involved in energy markets on a continuous basis, as Cinergy does. The energy traders can identify emerging trends and manage risks on a daily, monthly and year forward basis. It is also imperative to maintain, as Cinergy does, an active supply and demand analysis of each market as well as a forward price curve (expectation) for energy markets. The ECBU continually analyzes not only market dynamics, but the cost to operate generating facilities. In short, an active, skilled energy trading organization is an essential complement to, and risk-reducer of, owned electric generation assets, including EPAct Projects. Conversely, those physical assets are an important hedge for the wholesale supply business. The two are correlated and mutually beneficial.

     d.   Financial Risks

     Cinergy addresses financial risks associated with investments in EPAct Projects in a variety of ways.

     First and foremost, Cinergy seeks to leverage each EPAct Project in which it invests with the maximum principal amount of permanent non-recourse debt that the EPAct Project can obtain in the marketplace and prudently incur.

     For these purposes "non-recourse debt" means debt that is fully or partially non-recourse to Cinergy, secured solely or primarily by the EWG or FUCO (including any special-purpose subsidiary created to acquire or hold the EWG or FUCO investment) and its assets and revenues. Under such a financing structure, by definition, the debt is that of the EPAct Project and not Cinergy or its other system companies, so that upon default, the non-recourse lenders have no (or only limited) recourse to Cinergy for repayment of the funds borrowed by or on behalf of the Exempt Project, but must exercise remedies exclusively against the EPAct Project and its assets and revenues.

     Such non-recourse lending serves also as an independent check and validation of the due diligence procedures performed by Cinergy prior to investing in the EWG or FUCO, since the non-recourse lenders will not commit to lend to the project unless they are satisfied that it will support repayment of their principal and carrying charges.

     The amount of non-recourse debt that Cinergy will be able to arrange in connection with its investments in EPAct Projects will necessarily depend in part on the existing capitalization of the EPAct Project in question; for example, the project company may already have a significant amount of debt on its balance sheet, limiting its capacity for further leverage.

     Where Cinergy is successful in obtaining non-recourse debt financing, the project debt will be carefully structured to match the characteristics of the project. For example, if the value of the project depends on a long-term, fixed price, off-take PPA, the project debt would typically be designed to have a similar term, with scheduled debt payments usually covered by fixed payments of at least an equal amount under the PPA (usually the capacity payment component in the contract).

     On the other hand, where there is no long-term, fixed source of revenue (as with merchant plants), the percentage of non-recourse debt financing would typically be smaller.

     Approximately 60 percent of the purchase price paid by Cinergy and GPU for Midlands in 1996 (about $1.6 billion, Cinergy's share of which was $800 million) was financed with non-recourse bank borrowings.

     e.   Interest Rate Risk

     Another financial risk - interest rate variability/57/ - is addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging is designed to limit or remove exposure to risk. For example, interest rate hedging could be in the form of purchasing U.S. Treasury securities before the issuance of debt to lock-in most of the coupon spread on an ensuing sale of long-term debt (the position is unwound at pricing and the gain/loss on the hedge offsets any change in the general level of interest rates on the debt). After an issuance, hedging could be effected through the purchase of interest rate caps, which limit the rate payable on floating rate debt to a certain prescribed maximum, or swaps, which would fix the rate at a known level for a period of time. Diversification involves spreading liabilities among short- and long-term debt instruments and fixed and floating interest obligations.

     f.   Foreign Currency Exchange Risk

     Cinergy implements foreign currency risk minimization strategies when it enters into projects that subject it to material foreign exchange rate risk. For instance, this risk can be significantly mitigated where project-related debt is borrowed in the same currency as the project revenues and expenses, ensuring a match between debt service obligations and operating income. In addition, Cinergy evaluates the various approaches available to mitigate foreign currency exchange risk based on the anticipated project return and timing of cash flows. Various types of both option-based (e.g., call, put and average rate options) and fixed rate instruments (e.g., futures contracts and currency swaps) are readily available from numerous domestic and foreign counterparties.

     g.   Legal Risks

     Legal risks are addressed by careful review of any potential investment by qualified legal counsel (including local and international counsel, if applicable). The legal review typically focuses on such concerns as (i) regulatory, permitting and environmental risks; (ii) status of title to utility property; (iii) human resource and employment issues; and (iv) the nature and extent of the obligations, and enforceability thereof, of the project parties under the project agreements and instruments, including both the commercial and operating agreements and the shareholder or equity agreements, debt financing agreements, third-party guarantees and the like.

     h.   Country Risks

     In addition to the specific risks mentioned above, investing outside the U.S. can entail country-specific risks related to political or economic performance. Cinergy evaluates country risk as part of the project review process (described above) and mitigates this risk through a number of measures. Most important, this review process ensures that the political and economic stability of any country in which Cinergy invests has been scrutinized at several managerial levels before any investment occurs. In addition to a general review, the country analysis focuses specifically on the country's energy sector and the government's support for private ownership. If appropriate, introductory discussions are arranged to facilitate dialogue between the local political community and Cinergy management.

     Also at the outset of development work in a foreign country, Cinergy may seek local and international partners who are experienced in doing business in the host country and internationally. For many of the existing investments that Cinergy has described above, Cinergy is partnering with other equity investors in the project, quite often investors who themselves have had extensive experience in building, operating or investing in international energy projects. Such partners can be a very important element in mitigating the risk of expropriation or unfair regulatory treatment.

     Cinergy has also, in effect, partnered with numerous official or multilateral agencies for many of its projects. When funds for a project are supplied by government-sponsored export credit agencies or other governments or institutions, such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm the project's viability. Political and currency convertibility risk can often be addressed through insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity and can also protect against outright, expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation. Cinergy typically analyzes the perceived political risk of a project and the associated costs, and obtains insurance when the costs associated with the risk exceed the costs of the related insurance coverage.

     i.   Liquidity Risk

     An "exit" strategy is an important element of liquidity risk mitigation. Investment liquidity is analyzed during the project review process by identifying exit options, such as potential investors. In addition to partners already committed to the investment, potential investors typically include local and international businesses which may seek vertical or horizontal integration./58/ Increased investment liquidity enhances the ability to maximize economic performance and the ability to optimize returns./59/

     In 1995, Cinergy employed this return-maximization strategy in liquidating its investment in Central Costanera. In 1998, Cinergy repeated this return-maximization strategy in liquidating its investment in Edesur. Cinergy realized a substantial after-profit gain in each case.

     The most important instance, however, is Cinergy's recent disposition of its investment in Midlands. On July 15, 1999, Cinergy sold its 50 percent ownership interest in Avon Energy Holdings, the parent company of Midlands, to GPU for approximately $700 million in cash, contributing $0.43 per share to Cinergy's 1999 earnings.

     Since acquiring half-ownership of Midlands in 1996, Cinergy had realized significant financial and other benefits from the investment. However, with Midlands' agreement in late 1998 to sell its electric supply business to National Power and focus on regulated distribution, the growth opportunities of this investment had become limited. Moreover, the general expectation was that the distribution rates for Midlands and the other RECs would decrease by up to 20 percent starting April 1, 2000. In fact, shortly after Cinergy closed the sale to GPU, the U.K. Office of Gas and Electricity Markets proposed even more substantial cuts, between 25 and 30 percent for the first year, with a further cut of 3 percent below the inflation rate annually for the next four years.

     With respect to the domestic market, in recent years there has been a strong seller's market for (non-nuclear) generating assets. Partly this reflects the growing demand for electricity as well as the high quality of many of the assets being divested in utility auctions. There are many buyers seeking to gain market share, reduce risks through ownership of assets in different regions of the country, and/or enter new markets.

     6.   General Factors Mitigating Project Risks

     a.   Portfolio Diversification

     The risks inherent in any particular investment cannot be eliminated entirely, even by the most careful approach to project development. Given these practical realities, the best long-term approach to managing risks is portfolio diversification, both in terms of the location and the type of project.

     With regard to location, Cinergy is committed to diversifying its investments throughout key markets in the U.S. and across countries and regions of the world. Regional diversification outside the U.S. is important because economic and political instability may affect multiple countries within a single region. Cinergy has substantial investments in the U.S., Europe, Africa and Asia and previously invested successfully in South America.

     With regard to risk mitigation through diversification in project type, Cinergy seeks a balance between facilities in commercial operation and greenfield projects (new construction). Many of Cinergy's investments have been in the former category - existing projects or companies with established markets and customer bases. Midlands is the prime example. Others include the Czech acquisitions described above, the Zambian transaction and the investment in Narva. These acquisitions reduce the risk of Cinergy's overall business by producing near-term earnings without significant development or construction risk.

     Together with investments in existing facilities, Cinergy also invests in greenfield projects. Greenfield projects involve a higher degree of risk because of development and construction. Funds are expended during the early years, and a return on investment is not earned until the project is in operation. Although these projects have higher levels of risk and deferred returns, they are an important component of a diversified portfolio, since they are expected to produce higher rates of return than investments in existing assets. Here the leading example is the joint venture with Duke, pursuant to which 1400 MW of wholesale peaking facilities are under construction in the Midwest. Two other examples are the Semutang gas-to-power project in Bangladesh and the Ely biomass project in the U.K.

     The objective of such a portfolio strategy is to ensure that Cinergy is not dependent on any single country, regulatory environment, or type of asset for its earnings from EWGs and FUCOs.

     b.   Domestic EWGs/Open Access Transmission & Subsequent
          Developments

     As discussed above, in 1996 the FERC put in place the foundation necessary for competitive wholesale power markets in the United States - open access transmission.

     Since that time, the industry has undergone sweeping restructuring activity, including a movement by many states to create retail competition, the growing divestiture of generation plants by traditional electric utilities, and a significant increase in the number of mergers between traditional electric utilities and between electric and gas utilities./60/

     Many new competitors are entering the industry, such as power marketers and IPP developers. For example, in the first quarter of 1995, there were eight power marketers (either independent or affiliated with traditional utilities) actively trading in wholesale power markets, but by the second quarter of 1998, there were 108 actively trading power marketers./61/ The FERC has granted market-based rate authority to well over 500 wholesale power marketers, some of which are independent of traditional investor-owned utilities, while others are affiliated with traditional utilities or are traditional utilities themselves./62/ At the same time, there has been a significant growth in the volume of trading in the wholesale electricity market. In the first quarter of 1995, power marketer sales totaled 1.8 million MWh, but by the second quarter of 1998, power marketer sales had escalated to 513 MWh./63/ Nonutility generation is increasingly being operated competitively, as merchant plants rather than IPPs.

     In short, as evidenced by the expansion of nonutility generation, the twin drivers of open access transmission service and increasing electric demand have fundamentally mitigated risks of EWG ownership.

     B.   Financial Results & Other Benefits/Prior Investments

     Cinergy's investments in EPAct Projects have benefited shareholders and the public, and have not had any adverse impact on Cinergy's utility subsidiaries.

     Cinergy's earnings from international operations increased from $15 million in 1996, adding 10 cents to Cinergy's earnings per share ("EPS"); to $29 million in 1997, adding 18 cents to EPS (before Cinergy's share of the windfall profits tax, equal to 69 cents per share); to $31 million in 1998, adding 20 cents to EPS. For 1999, the IBU contributed 59 cents to EPS, 43 cents per share from the sale of Midlands in July and 16 cents per share from normal operations (including earnings from Cinergy's investment in Midlands for the first six months of the year)./64/

     Back in 1996, earnings from the Midlands investment contributed to the decision later that year to increase the quarterly dividend paid to Cinergy's shareholders, from $1.72 to $1.80 per share on an annualized basis.

     Cinergy has proven too that it is skilled in extracting financial benefits from opportune "cash outs," or "monetizations," of project investments, where that action is appropriate under the circumstances. For example, the Company sold both of the Argentine investments originally acquired in 1992, realizing a $6.4 million gain (net of taxes) on the 1995 sale of its interest in Central Costanera, and a $13 million gain (net of taxes) on the 1998 sale of its interest in Edesur.

     This expertise was demonstrated most convincingly in regard to Cinergy's largest investment, Midlands. Cinergy held its $500 million investment for three years, before agreeing in light of various factors to sell its stake to the other co-owner, GPU, for approximately $700 million in June 1999. The timing was particularly propitious for Cinergy. The transaction preceded an announcement by the U.K.'s primary utility regulator proposing sharp reductions (significantly higher than expected) to Midlands' electric distribution rates, Midlands sole remaining electric business following the recent sale of its supply operations.

     The Midlands investment also provided important non-financial benefits. For one thing, Cinergy gained valuable, "hands-on" experience in competitive electricity markets. Unlike the U.S., the U.K. has completely opened up its retail electricity supply markets to competition. The lessons learned from this experience have helped Cinergy prepare for impending competition in its own retail markets. And through its Midlands investment, Cinergy laid the foundation for further growth in its international business, by acquiring (at nominal cost to Cinergy) the MPI project development team and rights to various projects in preliminary stages of developments (see discussion earlier). These individuals now work out of the U.K. for Cinergy Global Power Services, forming the core of Cinergy's international project development team.

     Benefits to the public also accrue from the specific strategies that CGR has been implementing. Clean energy projects are one strategic priority, with CGR now holding numerous wind farms and other renewable energy projects in operation or under construction the U.S., the U.K. and the Continent. Renewable resources provide an unlimited fuel supply for electricity generation and in turn produce little or no waste. Savings are passed on to the public and the environment in various forms, including lower prices and less consumption of irreplaceable fuels.

     Similarly, CGR's asset "rehabilitator" strategy, which to date has focused on Central Europe, is predicated on refurbishing and modernizing energy assets that often are antiquated, "dirty" and in substandard operating condition.

     C.   Current Financial Condition of Cinergy & Operating
          Companies

     Cinergy and the Operating Companies are in sound financial condition.

          1.   Cinergy

     At December 31, 1999, Cinergy's consolidated capitalization ratios were 43.5% equity and 56.5% debt (including short-term debt of $550 million).

     Cinergy's senior unsecured debt is rated investment grade by all the major rating agencies. The following ratings were in effect as of December 31, 1999:

                 Cinergy Senior Debt Ratings

            D&P       Fitch        Moody's      S&P

            BBB+      BBB+         Baa2         BBB+


     At December 31, 1999, Cinergy had a market-to-book ratio of 1.43, which exceeds the median market-to-book ratio of 1.36 for a benchmark group of the largest electric utilities./65/ Market-to-book ratio reflects the market's expectations of future performance.

     Cinergy's dividend payout ratio exceeded the benchmark average for 1998 and 1997, partly due to certain one-time charges against income resulting from, with respect to the ratio for 1998, implementation of a 1989 settlement of a dispute with Wabash Valley Power Association, Inc. based on cancellation of PSI's Marble Hill nuclear power station in 1984 and, with respect to the ratio for 1997, Cinergy's share of the windfall profits tax assessed against Midlands by the British Government. (For further information see Cinergy's Annual Reports on Form 10-K for the years ended December 31, 1998 and 1997.)

                    Dividend Pay-out Ratio

             1999       1998     1997     1996
Cinergy       71%       109%     111%     82%

Benchmark
Average/66/               67%     72%     86%


     With respect to relevant financial benchmarks specifically contemplated by the terms of Rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable:

     1. there has been no bankruptcy of a Cinergy associate company (cf. Rule 53(b)(1));

     2. Cinergy's consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods (cf. Rule 53(b)(2)); and

     3. Cinergy has never reported a full-year "operating loss" attributable to its EPAct Projects (cf. Rule 53(b)(3)).
          Cinergy will notify the Commission in writing if any of the circumstances described in Rule 53(b) arise during the Five-Year Period. Cinergy will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times during the Five-Year Period.

     2.   Operating Companies

          a.   Indicators of current financial strength

     The Operating Companies are in strong financial condition, as indicated by such factors as debt/equity ratios, interest coverages and securities ratings.

     The following table sets forth debt to total capital ratios for the Operating Companies over the last four years:

                 Total Debt as % of Capitalization

             1999      1998      1997    1996

CG&E/67/     47%        48%      50%     52%
ULH&P        46%        45%      36%     39%
PSI          57%        56%      48%     49%


     CG&E's and ULH&P's interest coverages have generally exceeded industry averages for "A-" rated electric utilities, reflecting a strong ability to meet interest requirements. Industry ratios at December 31, 1999 and December 31, 1998 stood at 3.02 and 3.35, respectively./68/ PSI's ratios for 1998 and 1999 have not met the industry standard, due to certain charges against income. (For further information see PSI's Annual Report on Form 10-K for the year ended December 31, 1998 and Current Report on Form 8-K dated August 10, 1999.) All of the Operating Companies anticipate having more than adequate earnings to meet their interest coverages in the foreseeable future.

                 Ratio of Earnings to Fixed Charges

          1999     1998       1997      1996

CG&E/69/  4.46     4.16       3.99      3.77
ULH&P     4.04     4.17       5.09      4.98
PSI       2.99     1.78       3.31      3.35


     Securities of CG&E, PSI and ULH&P are highly rated by the major rating agencies. Among other things, secured debt of each of these companies is rated "A-" (or its equivalent) or better./70/ The Operating Company ratings in effect as of December 31, 1999 are included in the following table:

                 Operating Company Ratings

                           D&P       Fitch          Moody's   S&P

CG&E
  Secured Debt             A-        A-             A3/71/    A-
  Senior Unsecured Debt    BBB+      BBB+           Baa1      BBB+
  Junior Unsecured Debt    BBB       BBB+           Baa2      BBB
  Preferred Stock          BBB       BBB+           Baa1      BBB

PSI
  Secured Debt             A-        A-             A3        A-
  Senior Unsecured Debt    BBB+      BBB+           Baa1      BBB+
  Junior Unsecured Debt    BBB       BBB            Baa1      BBB
  Preferred Stock          BBB       BBB            Baa1      BBB

ULH&P
  Secured Debt             A-        N/R            N/R       A-
  Unsecured Debt           N/R       N/R            Baa1      BBB+


     b.   Ability to fund operations without Cinergy contributions

     Additional project investments will not have a negative impact on the Operating Companies' ability to fund their operations, since the Operating Companies do not depend on Cinergy for capital. Since the merger, with the exception of a December 1994 $160 million capital contribution from Cinergy to PSI,/72/ the Operating Companies have financed their capital needs entirely with their own internal funds and proceeds of external financings by them. Cinergy's most recent five-year projections for Operating Company capital requirements extend through December 31, 2004, and indicate that Cinergy should not have to make any equity investments in the Operating Companies through the entire five-year period of those projections.

     D.   Financing Plan for New Investments; Merrill Lynch
          Letter

     The additional investments in new projects are necessary for Cinergy to successfully grow the Company and will create significant value for Cinergy and its shareholders.

     Cinergy has developed an extensive financial model addressing the manner in which Cinergy expects to finance the additional investments and their likely impacts on the Company. Cinergy expects to finance the additional investments through a combination of internal cash returns generated from the investments and external capital sources such as unsecured debt and long-term debt and common stock. The model's results indicate that the investments will enhance Cinergy's financial performance without adversely affecting the Operating Companies' financial integrity.

     Cinergy's model necessarily incorporates various operating assumptions. Among the most important are that: (i) appropriate investment opportunities exist for Cinergy to invest up to $2 billion in EWGs and FUCOs over the next five years (in addition to investments under the existing investment authority); (ii) the incremental investments are consistent with Cinergy's corporate strategy and current risk tolerance levels; (iii) the expected investment returns are reasonable; (iv) Cinergy is able to obtain debt and equity financing at acceptable rates and terms; and (v) Cinergy will finance the additional investments on an aggregate basis (including through growth in retained earnings) such that the consolidated capital structure would be comprised of 40 percent debt and 60 percent equity. A copy of the assumptions and financial forecasts comprising Cinergy's financing plan for the incremental investments, on which Merrill Lynch based its credit review discussed below, is submitted as an exhibit to this application.

     In 1999, Cinergy engaged Merrill Lynch to review its financing plan and assumptions and undertake an analysis of the expected credit impacts resulting from the proposed investments in EPAct Projects covered by the Growth Cap. On February 16, 2000, Merrill Lynch delivered a letter to Cinergy expressing its view to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in such letter, the credit ratings of Cinergy and its Rated Subsidiaries (as defined below), would not be expected to fall below investment grade due to investments in EPAct Projects covered by the Growth Cap over the next five years, as outlined in this application.

     A copy of the Merrill Lynch letter, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch, is included as an exhibit to this application. The Merrill Lynch letter was intended for the use and benefit of Cinergy's board of directors and senior management team, was directed only to the expected credit ratings impact of the financing of the investments in EPAct Projects covered by the Growth Cap from a financial point of view to Cinergy, did not address the merits of the underlying decision by Cinergy to engage in any of the investments and does not constitute a recommendation to invest an incremental $2 billion in EWG and FUCO investments or any matter related thereto. The summary of the Merrill Lynch letter set forth herein is qualified in its entirety by reference to the full text of the Merrill Lynch letter, which is submitted herewith.

     Cinergy requested that Merrill Lynch advise it as to the expected impact of the financing of an incremental $2 billion in EWG and FUCO investments, considered from a financial point of view, on the credit ratings of the Company and of its two rated regulated subsidiaries, CG&E and PSI (the "Rated Subsidiaries"). The Merrill Lynch analysis was prepared in response to, and under the terms of, the engagement letter entered into by Cinergy and Merrill Lynch & Co., dated May 7, 1999.

     In arriving at the conclusions set forth below, and in the performance of the requested credit analysis, Merrill Lynch has, among other things:

     1. Reviewed certain publicly available business and financial information relating to the Company and the Rated Subsidiaries that Merrill Lynch deemed to be relevant;

     2. Reviewed certain information, including financial forecasts, provided by the Company to Merrill Lynch as representative of the proposed incremental $2 billion of EWG and FUCO investments;

     3. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Rated
          Subsidiaries;

     4. Reviewed certain information, including the Company's financial forecasts, relating to the business, earnings, cash flow, capital expenditures, financing plan, timing and sources and uses of funds in each case associated with the proposed incremental $2 billion of EWG and FUCO investments;

     5. Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 through 4 above, as well as the business and prospects of the Company before and after giving effect to the implementation, if any, of the proposed incremental $2 billion of EWG and FUCO investments;

     6. Reviewed credit ratios of the Company in the Standalone Case and Investment Case (as defined below) and compared them with financial targets for utility companies as published by Standard & Poor's;

     7. Reviewed the draft of the Form U-1 filing in this docket dated November 16, 1999; and

     8. Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In arriving at the conclusions set forth below, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch. Merrill Lynch was supplied with all of the information regarding the incremental $2 billion of EWG and FUCO investments by the Company; it is Merrill Lynch's understanding that the incremental $2 billion of EWG and FUCO investments have not been identified and that the Company expects the financial information, including financial forecasts, to be representative of the actual incremental $2 billion of EWG and FUCO investments. Merrill Lynch does not assume any responsibility for independently verifying any information provided by the Company or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of Cinergy and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company and regarding the incremental $2 billion of EWG and FUCO investments, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgements of the Company.

     Merrill Lynch's view was necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and the information made available to Merrill Lynch as of the date hereof, including the assumptions contained in the Company's financial forecasts provided to Merrill Lynch and outlined in this application.

     On the basis of this information and the assumptions outlined above, Merrill Lynch prepared integrated financial models and performed sensitivity analyses on the financial information derived from such models in a manner that Merrill Lynch believes is consistent with the sensitivity analyses performed by statistical rating agencies. In this connection, Merrill Lynch determined to review the following credit ratios for the Company and its consolidated subsidiaries for the years 2000 to 2004, which Merrill Lynch understands to be those reviewed by credit rating agencies:
(i) Net Debt as a percent of Total Capitalization; (ii) Funds from Operations to net interest coverage; (iii) Funds from Operations to Net Debt coverage; and (iv) Earnings before interest, taxes and depreciation and amortization ("EBITDA") associated with the Non-Regulated Investments to total EBITDA of the Company. The foregoing credit ratios were calculated under two scenarios: (i) the Standalone Case, where the incremental $2 billion in EWG and FUCO investments were not made at any time, and (ii) the Investment Case, where the incremental $2 billion in EWG and FUCO investments are made over a five year period, by any entity of the Company other than the Rated Subsidiaries.

     The matters set forth above do not purport to be a complete description of the analyses performed by Merrill Lynch in preparing its letter. The preparation of a credit analysis is a complex process and is not necessarily susceptible to partial or summary description. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying the analyses set forth in Merrill Lynch's letter. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Cinergy's and Merrill Lynch's control and involve the application of complex methodologies and educated judgment. Any estimates contained in Merrill Lynch's analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. There can be no assurance that the Company's incremental $2 billion of EWG and FUCO investments will actually realize the returns contemplated by such assumptions or that market conditions will accommodate the Company's strategy. This is not a prediction as to what an independent rating agency may do under any particular circumstances.

     On the basis of and subject to the foregoing, and considering the results of the credit ratio analysis outlined above, Merrill Lynch was of the view, as of February 16, 2000, that the credit ratings of Cinergy and its Rated Subsidiaries would not be expected to fall below investment grade due to the incremental $2 billion of EWG and FUCO investments being made as outlined in this application.

     E.   Protection of Operating Companies; State Commission
          Letters

     The Operating Companies will remain insulated from the direct effects of EWG and FUCO investments.

     In the first place, any losses in connection with EWGs and FUCOs would have no direct effect on the wholesale or retail electric or gas rates of the Operating Companies.

     Second, Cinergy commits that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate Cinergy for any losses it may sustain on investments in any EPAct Projects or for any inadequate returns on those investments.

     Third, in accordance with sections 33(f) and (g) of the Act:

     1. no Operating Company has issued any security for the purpose of financing the acquisition, ownership or operation of any FUCO in which Cinergy has invested;

     2. no Operating Company has assumed any obligation or liability as guarantor, endorser, surety or otherwise in respect of any security issued by any FUCO in which Cinergy has invested; and

     3. no Operating Company has pledged or encumbered any part of its utility assets for the benefit of an associate FUCO.

     Fourth, no Operating Company has engaged in any such transaction with respect to any EWG in which Cinergy has invested to date. Nor in the future will Cinergy cause or permit any Operating Company to engage in any such transactions with respect to any FUCO or EWG in which Cinergy invests, except potentially in connection with the transfer of generation facilities currently owned by CG&E and PSI to one or more EWG affiliates (as to which see the next paragraph).

     Fifth, with regard to any transfer of CG&E and PSI generating facilities to EWG affiliates, any such transaction will conform in all respects to the requirements of section 32 of the Act, including in particular the requirement for certain enumerated findings from Cinergy's three state commissions as a condition to such transfer.

     Sixth, Cinergy has complied and will continue to comply with the other conditions of Rule 53(a) conferring specific protections on customers of the Operating Companies and their state commissions, namely:

     1. the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EPAct Projects;

     2. the requirements of Rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to EPAct Projects; and

     3. the requirement of Rule 53(a)(4) regarding filing of copies of applications and reports.

     Further, in addition to providing the PUCO, IURC and KPSC with copies of FUCO notices filed with this Commission and EWG applications filed with the FERC - apprising the state commissions of each specific project in which the Company invests - Cinergy will furnish to its state commissions, concurrently with submission to the Commission, copies of the quarterly reports Cinergy will file in this docket pursuant to rule 24 (see below, Item 5, "Procedure"). These reports will furnish comprehensive information on a periodic basis concerning the transactions proposed in this application.

     Finally, prior to filing this application, Cinergy conducted numerous meetings, and was in frequent communications, with the commissioners and staff of the Ohio, Indiana and Kentucky commissions concerning the Company's proposal. As a consequence of this dialogue, and commitments and understandings reached between Cinergy and these commissions, all three have recently submitted letters to this Commission regarding the proposed transactions (copies of which, including the letter from Cinergy referred to below, are filed herewith as exhibits):

     1. In a letter dated February 2, 2000, the Chairman of the PUCO states that, in reliance upon certain understandings, and subject to certain other qualifications and conditions contained or referred to in his letter, "it does not appear that the SEC's proceeding to review/approve Cinergy's Form U-1 will impair the PUCO's ability to regulate CG&E and protect its retail customers in Ohio."

     2. In a letter dated March 17, 2000, the Chairman of the IURC states that, based upon and subject to certain commitments, conditions, representations and other matters enumerated therein, "this Commission is of the view that Cinergy's proposal will not impair the ability of this Commission to protect PSI or its retail electric customers in Indiana."

     3. And in a letter dated March 9, 2000, the Chairman of the KPSC states that, based upon and subject to certain commitments, conditions, representations and other matters enumerated therein, including those set forth in a letter from Cinergy dated March 8, 2000, "this Commission is of the view that Cinergy's proposal will not impair the ability of this Commission to protect ULH&P or its retail customers in Kentucky."

     In reaching their determinations, all three of the state commissions cited the 1994 merger settle agreements and conditions discussed below, among other factors.

     F.   Merger Commitments/Ohio Electric Deregulation

     The scope and magnitude of the commitments made by Cinergy to its state regulators and other parties in connection with the settlement of merger proceedings in 1994 provide additional, unique assurances that the proposal will not have an adverse impact on the ability of the state commissions to protect Cinergy's utility subsidiaries or their customers. Copies of all of these settlement agreements and merger approvals were submitted by Cinergy into the record in the Commission proceeding approving the Cinergy merger (see amended Application-Declaration in File No. 70-8427) and were discussed by the Commission in its order granting Cinergy's application (see HCAR No. 26146, Oct. 21, 1994).

     The recently enacted Ohio retail electric deregulation legislation provides important additional protections to the PUCO.

     The following is a detailed summary of the relevant provisions of the 1994 merger settlement agreements and commitments, as well as the additional statutory protections recently conferred on the PUCO.

     1.   Indiana

     On March 3, 1994, PSI, Cinergy, Resources and representatives of various Indiana retail electric customers of PSI ("Indiana Settling Parties") entered into a comprehensive Settlement Agreement ("Indiana Settlement Agreement") in the context of proceedings before the FERC concerning the Cinergy merger. The IURC approved the Indiana Settlement Agreement in its March 29, 1994 order in Cause No. 39897.

     The Indiana Settlement Agreement ensures the continuing effectiveness of state regulation in a number of important respects, including the following:

          Waiver of SEC Preemption. PSI agreed that it would not seek to reverse or otherwise challenge any order or decision of the IURC relating to the recovery or ratemaking treatment of costs incurred by PSI as a result of any contract or transaction with an affiliate on the basis that the contract or transaction was approved by the SEC. Specifically, PSI agreed that:

                    [I]t shall not seek to overturn, reverse,
               set aside, change or enjoin, whether through appeal or the initiation of or maintenance of any action in any forum, a decision or order of the IURC which pertains to recovery, disallowance, allowance, deferral, or ratemaking treatment of any expense, charge, cost, or allocation incurred or accrued by PSI in or as a result of a contract, agreement, arrangement, or transaction with any "Affiliate" of PSI...on the basis that such expense, charge, cost, or allocation has itself been filed with or approved by the SEC, or was incurred pursuant to a contract, arrangement, agreement, or allocation method which was filed with or approved by the SEC. (Indiana Settlement Agreement, sec. 13.2.)

          Affiliate Contracts. PSI and Cinergy further agreed that (a) any proposed amendment to the Cinergy system operating agreement filed under Section 205 of the Federal Power Act with the FERC (the "Operating Agreement") or to the Cinergy system utility service agreement approved by the SEC in its 1994 merger order (the "Service Agreement") and (b) certain other proposed affiliates contracts to which PSI would be a party that are required to be filed with and/or approved by the FERC or the SEC would not become effective unless and until the proposed amendment or affiliate contract had been filed with and approved, or not finally rejected, disapproved, or found unreasonable by the IURC.

          Books and Records, etc. PSI and Cinergy agreed that in any pending proceeding before the IURC, PSI and Cinergy would make available to the IURC and the Indiana Office of Utility
          Consumer Counselor ("UCC") all books and records, and employees and officers of Cinergy, PSI and any affiliate or subsidiary of Cinergy or PSI.

     As part of the Indiana Settlement Agreement, the Indiana Settling Parties agreed to certain "Principles of Diversification." These principles apply to Cinergy's or PSI's participation in non-utility businesses or in public utility businesses outside of the United States. In particular, Section 11.2 of the Indiana Settlement Agreement provides that:

               [T]he Cinergy Companies recognize and acknowledge that the IURC under I.C. 8-1-2 [i.e., Indiana Code 8-1-2] has continuing authority over [PSI's] capital structure, financings and cost of capital for ratemaking purposes sufficient to enable the IURC to protect [PSI's] retail electric customers from any material adverse affects that may result from [PSI's] or Cinergy's participation in non-utility businesses or in public utility businesses outside of the United States of America.

     The foregoing statement is consistent with the following statements contained in a July 2, 1992 letter from the then-Chairman of the IURC to the SEC/73/ concerning a proposed investment by Resources in a public utility business in Argentina:

               In general, the IURC's continuing authority over PSI Energy's capital structure, financings and cost of capital for ratemaking purposes will enable the IURC to protect PSI Energy's retail electric customers from any financial effects resulting from the activities in PSI Argentina. The IURC has authority to investigate transactions between utilities and their subsidiaries, pursuant to Indiana Code ("I.C.") 8-1-1-11, to prescribe the form of all books, accounts, papers and records of utilities, I.C. 8-1-2-12 and 14, and is required to inquire into the management of the business of all public utilities, I.C. 8-1-2-48, and to keep itself informed as to the manner and method in which such business is conducted, I.C. 8-1-2-49. The IURC can use these powers, in addition to its general ratemaking authority as noted above, to ensure that PSI Argentina's activities do not adversely affect PSI Energy's ratepayers.

               In sum, the IURC has both general and specific authority and will exercise its authority, as appropriate, to protect Indiana ratepayers.

     With respect to the furnishing of pertinent information by PSI to the IURC concerning the diversification activities of PSI or Cinergy,
Section 11.3 of the Indiana Settlement Agreement further provides:

               In addition to the annual information filings to be made by PSI under the Affiliate Guidelines attached hereto as Appendix "E", PSI agrees that it shall on an annual basis file with the IURC and provide to the UCC the following information for each applicable PSI Affiliate (as defined in the Affiliate Guidelines attached hereto as Appendix "E" [which definition includes, among others, all subsidiaries of Cinergy]):

          1. The capital structure of each Affiliate as of the end of the applicable period;

          2. A statement of the changes in the capital structure of each Affiliate during the applicable period;

          3.   An assessment of the effects on PSI's
               capital structure and PSI's ability to
               attract capital of the activities of each Affiliate during the applicable period; and

          4. If requested by the IURC or the UCC, the names and job descriptions of any employees of PSI transferred to, or for whom 75 percent of their time has been allotted to, an Affiliate during the applicable period.

     In short, the Indiana Settlement Agreement confers additional significant rights on the IURC, beyond those otherwise accruing to it under state law, the net effect of which is to preserve unimpaired the ability of the IURC to protect Cinergy's utility subsidiaries and their customers in the context of the instant proposal.

     2.   Ohio

     Ohio's recently enacted electric industry deregulation bill confers important new authority on the PUCO. These protections further bolster the additional protections conferred on the PUCO with respect to CG&E and Cinergy stemming from the 1994 merger settlement agreement involving those parties.

     a.   1999 Ohio Electric Deregulation Statute

     The recently passed Ohio retail electric deregulation legislation requires CG&E to transfer its competitive retail sale of electric generation functions into a separate corporate entity, pursuant to a corporate separation plan and affiliate code of conduct approved by the PUCO as part of Cinergy's transition plan./74/ Cinergy cannot operate as a competitive retail electric supplier in Ohio after January 1, 2001, without an approved separation plan and code of conduct. Indeed the only separation action that Cinergy can take under the new statute without PUCO approval is divestiture of CG&E's generation assets to a non-affiliated third party. The new legislation grants the PUCO certification jurisdiction over generation suppliers through Revised Code Section 4928.08. It also allows the PUCO to regulate customer protections provided by certified suppliers, including Cinergy or its affiliates, pursuant to Revised Code Section 4928.10.

     Any transfer by CG&E of its generating assets to an affiliated EWG will not impair the PUCO's ability to regulate CG&E. For example, under Revised Code Section 4928.02, the new law extends and enhances state regulatory authority over CG&E and its non-regulated affiliates to prevent anti-competitive practices and cross-subsidization. The legislation expands the PUCO's jurisdiction over utility mergers and allows the PUCO to subject CG&E to severe penalties for infractions related to its separation plan and code of conduct.

     In addition to these new statutory powers, the PUCO continues to have full regulatory jurisdiction over CG&E. The PUCO determines and regulates the minimum service standards of CG&E, may initiate investigations, gather information, including financial information, from CG&E and its affiliates, and may hear complaints from CG&E's customers regarding quality of service and alleged violations of either the corporate separation plan or affiliate code of conduct. The PUCO also continues to have full ratemaking jurisdiction over CG&E, and full discretion to adjust CG&E's rates to counteract any change to its cost of capital.

     Similarly, the PUCO continues to have authority to regulate the financial integrity of CG&E. Revised Code Section 4905.40 specifically governs utility financing transactions, including the issuance of certain types of notes, bonds and scrip, capitalization, and mergers. Likewise,
Section 4935.04 allows the Commission to gather information concerning the availability and reliable delivery of power to CG&E customers.

     b.   1994 Ohio Settlement Agreement

     The new protections inuring to the PUCO from the electric deregulation legislation supplement those negotiated in 1994 in connection with the Cinergy merger.


     Specifically, as part of a comprehensive merger settlement, Cinergy entered into an Ohio Joint Stipulation and Agreement ("Ohio Settlement Agreement") that was filed with FERC on March 4, 1994. The Ohio Settlement Agreement, which was signed by Cinergy, CG&E, the PUCO, and the Office of the Ohio Consumers' Counsel ("OCC"), ensures the continuing effectiveness of state regulation in a number of ways, including the following:

          Waiver of SEC Preemption. CG&E and Cinergy agreed to restrictions similar to those described above binding PSI with respect to potential challenges to PUCO actions addressing recovery or disallowance in retail rates of costs incurred by CG&E under contracts or transactions with affiliates based on SEC approval of those same contracts or transactions with affiliates. Specifically, Paragraph 5A of the Ohio Settlement Agreement provides that all contracts, agreements, or arrangements of any kind required to be filed with or approved by the SEC pursuant to the 1935 Act between CG&E and any associate company thereof must contain and be conditioned upon the following (without modification or alteration):

               [CG&E] and [Cinergy] will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the [PUCO] which pertains to recovery, disallowance, allowance, deferral, or ratemaking treatment of any expense, charge, cost, or allocation incurred or accrued by [CG&E] in or as a result of a contract, agreement, arrangement, or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost, or allocation has itself been filed with or approved by the [SEC], or was incurred pursuant to a contract, arrangement, agreement, or allocation method which was filed with or approved by the [SEC].

          Paragraph 5A further provides that failure to include the above language in any such contract, agreement, or arrangement will render the same voidable at the sole discretion of the PUCO. Likewise, if the above language is altered or invalidated by any court or governmental agency, such contract, agreement, or arrangements will be voidable at the sole discretion of the PUCO.

          Affiliate Contracts. CG&E and Cinergy also agreed that (a) any proposed amendment to the Operating Agreement or the Service Agreement and (b) certain other proposed affiliates contracts to which CG&E would be a party that are required to be filed with and/or approved by the FERC or the SEC would not become effective unless and until the proposed amendment or affiliate contract had been filed with and approved, or not finally rejected, disapproved, or found unreasonable by the PUCO.

          Books and Records, etc. CG&E and Cinergy agreed that in any pending proceeding before the PUCO, CG&E and Cinergy would make available to the PUCO and the OCC all books and records, and employees and officers of Cinergy, CG&E and any affiliate or subsidiary of Cinergy or CG&E.

     In addition, as part of the merger settlement process, CG&E agreed in February 1994 to certain Principles of Diversification similar to the PSI principles discussed above. In these principles, CG&E and Cinergy:

          recognize and acknowledge that the [PUCO] under Title 49 of The Ohio Revised Code has continuing authority over CG&E's capital structure, financings and cost of capital for ratemaking purposes sufficient to enable the [PUCO] to protect CG&E's retail electric customers from any material adverse [e]ffects that may result from CG&E's or Cinergy's Participation in Diversified Business./75/

Principles of Diversification Section V.

     As part of the Principles, CG&E also agreed to make certain informational filings with the PUCO (with copies to the OCC), including:

     1. The capital structure of each Affiliate as of the end of the applicable period;

     2. A statement of the changes in the capital structure of each Affiliate during the applicable period;

     3. An assessment of the effects on CG&E's capital structure and CG&E's ability to attract capital of the activities of each Affiliate during the applicable period; and

     4. If requested by the [PUCO] or the OCC, the names and job descriptions of any employees of CG&E transferred to, or for whom 100 percent of their time has been allocated to, an Affiliate during the applicable period.

Principles of Diversification Section VI.

     Finally, the Principles of Diversification specify (in Exhibit B thereof) that the financial policies and guidelines for transactions between CG&E and its affiliates shall reflect certain cross-subsidization principles, including:

     1. CG&E's utility customers shall not subsidize the activities of CG&E's non-utility affiliates or CG&E's utility affiliates.

     2. Neither CG&E's non-utility affiliates nor CG&E's utility affiliates shall subsidize the public utility activities of CG&E.

     3. CG&E's costs for jurisdictional rate purposes shall reflect only those costs attributable to its jurisdictional customers.

     4. CG&E shall maintain and utilize accounting systems and records which are sufficient to identify and appropriately allocate costs between CG&E and its affiliates, consistent with these cross-subsidization principles and such financial policies and guidelines.

     In sum, the numerous protections built into the Ohio Settlement Agreement and ancillary agreements give substantial assurance that the proposal before this Commission will not have an adverse impact on the ability of the PUCO to protect Cinergy's utility subsidiaries or their customers.

     3.   Kentucky

     As with Indiana and Ohio, the KPSC secured various commitments through the merger settlement process that ensure its ability to protect Cinergy utility subsidiaries and their customers. In its order issued May 13, 1994 in Case No. 94-104 conditionally approving the Cinergy merger ("KPSC Order"), the KPSC accepted certain commitments made by Cinergy and CG&E during the course of that proceeding "to ensure that the creation of
Cinergy does not impair the [KPSC's] regulatory authority over ULH&P   ."
These initial commitments included:

          Waiver of SEC Preemption. Cinergy and CG&E committed to the KPSC that "No claim of SEC preemption claim will be raised before the Commission or in any action in any forum in the event that any affiliated costs, other than those included in ULH&P's purchased power cost, are excluded for ratemaking purposes." KPSC Order at 5.

          Affiliate Contracts. The ability of the KPSC to review and approve or reject certain affiliate contracts involving
          Cinergy system companies.

          Books and Records. Access to the accounts and records of Cinergy, Cinergy's service company subsidiary, Cinergy
          Services, Inc., and any affiliates and subsidiaries controlled by Cinergy to verify transactions with ULH&P.

     Beyond these commitments, the KPSC in its merger order imposed certain additional conditions, all of which were accepted in writing by Cinergy and CG&E. As summarized in detail below, these conditions focused on three areas: (1) protection of utility resources; (2) the KPSC's ability to monitor the corporate activities of ULH&P, CG&E, Cinergy and Cinergy's other affiliates; and (3) reporting requirements. Specifically, to implement these protections, the KPSC imposed certain "conditions and requirements," including but not limited to:

     1. Protection of utility resources: The KPSC stated that in future proceedings it will be the responsibility of ULH&P to show that its allocation methodologies have not resulted in any cross-subsidization. As part of that showing, ULH&P should be prepared to disclose fully all allocated costs, the portion allocated to each subsidiary of Cinergy, complete details of the methods of allocation, and the justification for the amount and the method. The KPSC also noted that the accounting and other procedures and controls established by Cinergy, CG&E, and ULH&P will be reviewed periodically, and in ULH&P proceedings as appropriate. KPSC Order at 13.

     In furtherance of its ability to protect the utility's resources, the KPSC stated the following:

               For rate-making purposes, the [KPSC] has jurisdiction over ULH&P's capital structure, financing, and cost of capital. Through this authority, the [KPSC] can protect ratepayers from the financial effect of non-utility activities. No new debt, preferred stock, or common equity can be issued without its prior approval.
          This prevents significant deviations from the approved capital structure, which is the key to ensuring that ULH&P maintains its financial integrity. Supplementing this financial control, the [KPSC] must approve any guarantee of debt obligations by ULH&P for Cinergy and its affiliates.

KPSC Order at 16. Thus, the KPSC's substantial ability to protect the financial resources of the utility, as discussed in its order, will not be impaired in any way by the proposal under consideration before this Commission.

     2. Ability to monitor corporate activities of ULH&P, CG&E, Cinergy and Cinergy's other affiliates: Noting that "the most indispensable requirement is open access to all books, records, and personnel of Cinergy and each subsidiary," the KPSC stated that it "will have access, as necessary in the exercise of its statutory duties, to the books and records of Cinergy and its other affiliates and subsidiaries as the books and records may be related to transactions with ULH&P. If the subsidiaries or affiliates of Cinergy do not transact business with ULH&P, ULH&P will verify, if necessary, the absence of such transactions through independent sources." KPSC Order at 17-18.

     3. Reporting requirements: The KPSC's order also imposed substantial reporting requirements "[i]n order to monitor effectively the activities of ULH&P, Cinergy and its related subsidiaries, and protect ratepayers . . . ."  KPSC Order at 19.  Among the reporting required by the
KPSC, ULH&P is to "furnish financial statements of Cinergy including consolidating adjustments of Cinergy and its subsidiaries with a brief explanation of each adjustment and all periodic reports filed with the SEC." KPSC Order at 19.

     4.   Conclusion/Merger Commitments & Ohio Deregulation

     In sum, the 1994 merger settlement agreements and commitments, together with the legislation enacted in 1999 in Ohio deregulating that state's electric industry, confer substantial additional protections on Cinergy's three state commissions - e.g., through waiver of potential claims of SEC preemption with respect to the recoverability in retail rates of certain costs or expenses approved by the SEC; through prior approval rights over affiliate contracts; through access to the books, records and employees not only of the utility but also its subsidiaries and affiliates; through continued control of each utility's operating expenses and capital structure; through the imposition of accounting procedures and controls; and through the various reporting requirements - to help ensure that the utility subsidiaries and their customers will not be adversely affected by the proposed transactions.

Item 4.     Regulatory Approval

     The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

Item 5.     Procedure

     Applicants request that the Commission issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-Declaration to become effective.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

     Pursuant to rule 24 under the Act, within 60 days after the end of each calendar quarter commencing with the first full calendar quarter following the Commission's order herein, Cinergy proposes to file a quarterly certificate with the Commission (concurrently submitting a copy thereof to each of the PUCO, IURC and KPSC), containing the following information (in each case as of the end of the calendar quarter just completed, except as otherwise noted)./76/

     1.   With respect to the Growth Cap:

          a. A computation in accordance with rule 53(a) setting forth Cinergy's "consolidated retained earnings" and "aggregate investment" in all EPAct Projects covered by the Growth Cap, together with a calculation of remaining capacity under the Growth Cap;

          b. A breakdown showing Cinergy's aggregate investment in each individual EPAct Project covered by the Growth Cap;

          c. Cinergy's consolidated capitalization ratios, in terms of debt, common equity and preferred stock;

          d.   The market-to-book ratio of Cinergy's common stock;

          e. Identification of any new EPAct Projects covered by the Growth Cap in which Cinergy invested or committed to invest during the preceding quarter;

          f. Growth in consolidated retained earnings, segregating total earnings growth attributable to EPAct Projects covered by the Growth Cap from that attributable to all other subsidiaries of Cinergy; and

          g.   Year-to-date revenues and net income of each EPAct
Projectcovered by the Growth Cap.

     2.   With respect to the Restructuring Cap:

          a. A computation in accordance with rule 53(a) of Cinergy's "aggregate investment" in all EWGs subject to the Restructuring Cap, together with a breakdown showing Cinergy's aggregate investment in each individual EWG subject to the Restructuring Cap; and

          b. Identification of each "eligible facility" (as defined in section 32 of the Act) acquired by any such EWG during the preceding calendar quarter, together with the net book value of each such eligible facility at the time of transfer to such EWG.

     3.   With respect to the financing authority proposed in Item 1.C:

          a. Summary information concerning any securities issued during the preceding calendar quarter pursuant to the authority requested herein, including Cinergy's relative position as of the end of the quarter under the Aggregate Financing Limit and the Guarantees Limit, together with a representation confirming that Cinergy has met the applicable terms and conditions as set forth in Item 1.C.

Item 6.   Exhibits and Financial Statements

          (a)  Exhibits

     A-1       Certificate of incorporation of Cinergy (incorporated by
reference from Cinergy's 1993 Form 10-K in File No. 1-11377)

     A-2       By-laws of Cinergy, as amended on April 21, 1999
(incorporated by reference from Cinergy's March 31, 1999 Form 10-Q in File No. 1-11377)

     A-3       Specimen Cinergy common stock certificate
(incorporated by reference from File No. 70-8477)

     A-4       Form of note for bank borrowings (incorporated by
reference from File No. 70-8587)

     A-5       Form of commercial paper note (incorporated by
reference from File No. 70-8587)

     A-6       Form of debenture (incorporated by reference from File
No. 70-8993)

     A-7       Form of indenture (incorporated by reference from File
No. 70-8993)

     A-8       Form of supplemental indenture (incorporated by
reference from File No. 70-8993)

     B-1       Form of underwriting agreement for common stock
(incorporated by reference from Registration No. 33-55713)

     B-2       Form of purchase agreement for debentures
(incorporated by reference from File No. 70-8993)

     C         Form of registration statement for additional shares
(incorporated by reference from Registration No. 33-55713)

     D         Not applicable

     E         Not applicable

     F-1       Preliminary Opinion of Counsel (to be filed by
amendment)

     G-1       Revised form of Federal Register Notice

     I-1       Cinergy and Subsidiary Companies/December 31, 1999

     J-1       CG&E/PSI Generating Facilities/December 31, 1999

     K-1       Generation Divestitures/Significant Transactions
(through February 2000)

     L-1       Foreign Utility Privatizations/Acquisitions by U.S.
Utilities (through February 2000)

     M         Cinergy Financing Plan (filed under request for
confidential treatment pursuant to Rule 104(b))

     N         Merrill Lynch Letter

     O         Cinergy's Wholesale Power Supply Business/1998-1999
Losses/Actions to Avoid Future Losses

     P-1       Letter from PUCO to SEC dated February 2, 2000

     P-2(a)    Letter from KPSC to SEC dated March 9, 2000

     P-2(b)    Letter from Cinergy to KPSC dated March 8, 2000

     P-3       Letter from IURC to SEC dated March [10,] 2000

     (b)  Financial Statements

     FS-1      Cinergy Consolidated Financial Statements, dated
September 30, 1999 (previously filed)

     FS-2      Cinergy Financial Statements, dated September 30, 1999
(previously filed)

     FS-3      Cinergy Global Resources Consolidated Financial
Statements, dated September 30, 1999 (previously filed under request for confidential treatment)

     FS-4      Cinergy Capital & Trading Consolidated Financial
Statements, dated September 30, 1999 (previously filed under request for confidential treatment)

     FS-5      Cinergy Consolidated Financial Data Schedule
(previously filed as part of electronic submission only)

     FS-6      Cinergy Financial Data Schedule (previously filed as
part of electronic submission only)

Item 7.   Information as to Environmental Effects

     (a) In light of the nature of the proposed transactions, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration on Form U-1 to be signed on their behalf by the officers indicated below.

Dated:  March 20, 2000

                                CINERGY CORP.

                                By: /s/William J. Grealis
                                Vice President & Chief Strategic Officer


                                CINERGY GLOBAL RESOURCES, INC.

                                By: /s/Cheryl M. Foley
                                President


                                CINERGY CAPITAL & TRADING, INC.

                                By: /s/Michael J. Cyrus
                                President


                              Endnotes

/1/ In its 1995 Report entitled "The Regulation of Public-Utility Holding Companies," the Division of Investment Management recommended, "[w]ith a view to the proposed disaggregation of the electric utility industry," that the Commission "should consider rules to exempt a corporate restructuring that does not result in the addition of new utility operations." Id. at xiii.

/2/ Securities and Exchange Commission, "Registered Public-Utility Holding Companies and Internationalization," HCAR No. 27110, Dec. 21, 1999, 64 Fed. Reg. 71341.

/3/ Edison Electric Institute, "Divestiture Action & Analysis/ January 2000 Issue."

/4/ Cambridge Energy Research Associates ("CERA"), Global Power Horizons 1999: Portfolio Strategies & Regional Outlooks ("Global Power Horizons 1999"), at Figure 3.

/5/  CERA, Global Power Horizons 1999, supra, at Table 1.

/6/ The Securities and Exchange Commission, Division of Investment Management, "The Regulation of Public-Utility Holding Companies," June 1995, at xiii.

/7/ As of March 1, 2000, customer choice legislation or comprehensive regulatory plans had been adopted in Arizona, Arkansas, California, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Michigan, Montana, Nevada, New Hampshire, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, Texas, Vermont and Virginia.
Source:  Energy Information Administration.

/8/ Oregon's electricity deregulation legislation is an exception, affording only large industrial and commercial customers access to competing electricity suppliers by October 1, 2001. Residential customers and small businesses will continue to receive power from the state's two investor-owned utilities, which under the legislation will be required to offer these customers a portfolio of options that include rate-regulated power, market-priced power and electricity produced from renewable resources.

/9/ Edison Electric Institute, "Divestiture Action & Analysis/ January 2000 Issue."

/10/  Id.

/11/ Securities and Exchange Commission, "Registered Public-Utility Holding Companies and Internationalization," HCAR No. 27110, Dec. 21, 1999, 64 Fed. Reg. 71341.

/12/  CERA, Global Power Horizons 1999, supra, at Figure 3.

/13/  Id. at Table 1.

/14/ See Summary Annual Reports of Cinergy for 1997 and 1998, Letter to Stakeholders. Productivity for these purposes is measured by electric customer service expense per customer, electric transmission and distribution expense per customer, gas distribution expense per customer, and generation expenses per megawatt-hour.

/15/ As measured by cost per megawatt ("MW") -hour (a sum of fuel expense, nonfuel operation and maintenance ("O&M") expenses, incremental capital expenditures, and a carrying cost for fuel and O&M inventories) derived from 1998 FERC Form 1's for a benchmark group of the 25 largest electric and gas utilities (based on revenues).

/16/ The common stock authority requested herein is not intended to supersede Cinergy's existing authority to issue shares of its common stock under a variety of stock-based plans. Such authority was granted under various orders separate from those described in the text accompanying this footnote, and Cinergy is not here requesting any amendment to the terms of these orders. See HCAR No. 27028, May 19, 1999 (authorizing Cinergy to issue, from time to time through December 31, 2004, up to 250,000 shares of common stock under an amended retirement plan for non-employee directors and a new retirement plan for non-employee directors); HCAR No. 27001, April 8, 1999 (authorizing Cinergy to issue and sell, from time to time through December 31, 2004, up to 75,000 shares of common stock under an employee savings plan for employees of a U.K. subsidiary of Cinergy); HCAR No. 26505, April 17, 1996 (authorizing Cinergy to issue and sell, from time to time through December 31, 2000, up to 7 million shares of common stock under a long-term incentive compensation plan); and HCAR No. 26505, Dec. 1, 1995 (authorizing Cinergy to issue and sell, from time to time through December 31, 2000, up to 22,386,696 shares of common stock under a dividend reinvestment and stock purchase plan and certain other stock-based plans).

/17/ See, e.g., SCANA Corporation, et al., HCAR No. 27137, Feb. 14, 2000; Southern Company, HCAR No. 27134, Feb. 9, 2000; Southern Company, HCAR No. 27061, Aug. 18, 1999; Conectiv, Inc., HCAR No. 26833, Feb. 26, 1998; Ameren
Corporation, HCAR No. 26809, Dec. 30, 1997; New Century Energies, Inc., HCAR No. 26750, Aug. 1, 1997; The Columbia Gas System, Inc., HCAR No. 26634, Dec. 23, 1996; Gulf States Utilities Company, HCAR No. 26451, Jan. 16, 1996.

/18/ In accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, "accumulated other comprehensive income" includes all components of common stock equity that are not included as net income or the result of shareholder transactions (e.g., stock issuances or dividends). At December 31, 1999, components of Cinergy's accumulated other comprehensive income consisted of foreign currency translations, minimum pension liability adjustments and unrealized gains and losses on grantor and rabbi trusts.

/19/ See HCAR No. 26146, dated October 21, 1994 (approving Cinergy merger and related transactions).

/20/ Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. West Harrison sells electricity over a 3-square mile area with a population of approximately 1,000 in West Harrison, Indiana and bordering rural areas. Miami owns a 138 kV transmission line running from the Miami Fort Power Station in Ohio to a point near Madison, Indiana.

/21/ During 1998, the FERC approved the formation of a Midwest Independent System Operator ("Midwest ISO"). The Midwest ISO will oversee the combined transmission systems of its members; it will help to facilitate a reliable and efficient market for electric power and create open transmission access consistent with FERC policies. The Midwest ISO currently includes 14 members with over 69,000 miles of transmission lines in 16 states and an aggregate investment of over $8.5 billion. The organization is expected to begin operations in late 2001. In December 1999, the Midwest ISO announced plans to combine operations with the Mid-Continent Power Pool and the Southwest Area Power Pool.

/22/ The report found that all North American Electric Reliability Council planning regions will need capacity by 2004, as a result of growing markets and the need to replace current capacity, particularly nuclear plants scheduled for retirement. See Resource Data International, "Outlook for Power in the U.S. 1998", at "Executive Summary."

/23/  As reported in The Financial Times, July 2, 1999.

/24/ Resource Data International, "Outlook for Power in the U.S. 1998," at "Issues and Assumptions/Industry Trends."

/25/ See Megawatt Daily, July 14, 1999, at 6, "Credit Ratings Group Sets Merchant Plant Criteria."

/26/ Megawatt Daily, December 28, 1999, at 1, "Merchant Plant Sector Sees Strong Growth in 1999."

/27/  Resource Data International, "Outlook for Power in the U.S. 1998."

/28/ Megawatt Daily, December 28, 1999, at 1, "Merchant Plant Sector Sees Strong Growth in 1999."

/29/ Pursuant to its renewable energies strategy, the IBU has invested and is considering further investments in U.S. wind-powered electric generation facilities (and potentially other types of non-fossil-fueled U.S.
generating facilities) which may be held as QFs or EWGs.

/30/ Includes only CG&E's and PSI's portion of the total capacity of plants jointly-owned with other utilities.

/31/ To date this work has involved the restructuring of "out of market," long-term wholesale PPAs originally entered into between nonaffiliated utilities and owners of IPPs. CC&T has closed two of these transactions, valued at more than $250 million, with Central Maine Power Company ("Central Maine"). In both transactions, special-purpose subsidiaries of CC&T agreed to supply power to Central Maine under the terms of restructured PPAs originally entered into between Central Maine and the IPP owner.

/32/ CinCap VI, L.L.C. owns the facility and Westwood Operating Company, L.L.C., another CC&T subsidiary, operates the facility.

/33/  Cinergy Press Release, February 2, 1999.

/34/  Ind. Code sec. 8-1-2.5-1 et seq. (1999).

/35/  Id. at sec. 8-1-2.5-1(2).

/36/  Id. at sec. 8-1-2.5-9(a).

/37/ Id. at sec. 8-1-2.5-5. With regard to Kentucky, where ULH&P provides retail electric and gas service, throughout 1999 a special Kentucky Electricity Restructuring Task Force, convened by the Kentucky legislature, studied issues associated with electricity deregulation. In January 2000, the Task Force issued a final report to the Kentucky Governor recommending that lawmakers wait until the 2002 General Assembly before considering any deregulation legislation that would open the state's electric industry to competition.

/38/  Ohio Rev. Code Ann. sec. 4928.01 et seq. (1999).

/39/ In addition, CG&E has requested that certain costs associated with the transition to a competitive electric industry (such as incremental costs incurred to prepare utility systems for customer choice) be considered regulatory assets and deferred for future recovery in rates, including carrying costs, after the market development period. These items, exclusive of carrying charges, total an estimated $116 million.

/40/ See HCAR No. 25570, July 2, 1992 (Edesur); HCAR No. 25674, November 13, 1992 (Central Costanera).

/41/ In 1995, the first full year following the merger, Cinergy achieved non-fuel operation and maintenance savings of approximately $42 million, significantly exceeding the Company's initial public statements of projected first-year merger benefits. The merger enabled the Operating Companies to reduce fuel costs and capital spending in 1995 by $13 million and $170 million, respectively.
As discussed below, Cinergy also began a reengineering initiative in 1995. These efforts have resulted in significant additional cost savings throughout Cinergy's organization. Cinergy's demonstrated expertise in realizing cost efficiencies in its own organization should benefit EPAct Projects in which the Company invests, where Cinergy owns the project outright or has operating responsibility or participation.

/42/  CGPS provides the following services to CGR and its subsidiaries:
1. Project Development Activities: This core activity involves identifying, bidding on and developing investment prospects, hiring advisers, and preparing or assisting in the preparation, review and negotiation of project bidding, development, investment/financing, operational and commercial contracts, documents and filings.
2. Asset Management Services: CGPS also provides asset management services by which, after financial closing and acquisition of the project investment, the project investment is managed, i.e., advice is given to the specific Cinergy investing entity and further support services may be provided, e.g., negotiation of additional investment or disposal of the investment.
3. On-Site Technical Services: Third, after financial closing, CGPS may also provide operational and maintenance and other technical and support services directly to or on behalf of the in-country asset-owning entity (i.e., the FUCO itself or the EWG that directly holds the eligible facility). This is more likely to occur in cases where Cinergy owns a controlling interest in the project company.
CGPS had 35 employees at year-end 1999, working in the following areas:
(i) project development/asset management, (ii) finance and (iii) company administration. The bulk of the employees fall into the project development/asset management function. Both those employees and the finance staff may provide any combination of project development, asset management and in-country services. The company administration staff generally provide only internal support services.

/43/ Cinergy's reengineering efforts began in 1995, shortly after merger consummation. These initial efforts resulted in process adjustments that Cinergy projects will result in over $519 million in 5-year net cash flow savings, primarily in labor, material and service procurement, and material and fuel inventory. In 1998, a new reengineering initiative identified additional estimated 5-year cash flow savings of over $300 million. These savings derive primarily from increased efficiencies in Cinergy's overall business processes as well as from material and service procurement. And in 1999, Cinergy commenced another reengineering campaign, targeted at reducing A&G costs by clarifying the roles of the Corporate Center and the business units and by improving the alignment of internal service offerings with business unit needs.

/44/ Cinergy's December 31, 1999 aggregate investment of $580 million also included approximately $26.7 million in funds advanced to CGPS, Cinergy's project development subsidiary, as well as $4.3 million in preliminary development expenses for a potential investment.

/45/ This FUCO is a subsidiary of Construcciones y Representaciones Industriales S.A., which acquired its interest therein with funds entirely non-recourse to Cinergy.

/46/ Worldwide energy consumption is projected to increase by 65 percent from 1996 to 2020, with much of the growth occurring in developing countries. Electricity continues to be the most rapidly growing form of energy consumption, with world net electricity consumption expected to increase by over 80 percent, from 12 trillion kilowatthours in 1996 to 22 trillion kilowatthours in 2020. Electricity consumption in developing countries is forecast to grow at more than twice the rate of growth in the industrialized countries (4.4% vs. 1.6%), with aggregate consumption nearly tripling between 1996 and 2020, to approximately 9.5 trillion kilowatthours. Developing countries are expected to account for 43 percent of the world's total electricity consumption in 2020, compared with only 28 percent in 1996. See Energy Information Administration, U.S. Department of Energy, "International Energy Outlook 1999," at 1,6, 101-102.

/47/  CERA, Global Power Horizons 1999, supra, at 3.

/48/ Id. at 59; with respect to potential privatization in Mexico, see The New York Times, Feb. 4, 1999, "Mexican Chief Backs Privatization of Power Industry" (reporting proposed constitutional reforms supported by President Ernesto Zedillo that would reverse Mexico's nationalization of the power industry and allow private companies to invest in the leasing and construction of power plants and regional transmission lines).

/49/  CERA, Global Power Horizons 1999, supra, at 60.

/50/ See The New York Times, Sept. 3, 1999, "Korean Power Company Moves Toward Privatization" (reporting announcement by the state-owned Korea Electric Power Corp., the only power generation company in South Korea, that it will spin-off six independent companies in November 1999, and that in September 1999 the government will offer the six companies for sale to both domestic and foreign investors).

/51/ The member countries of the EU are Austria, Belgium, Denmark, Finland, France, Germany, Greece, the Netherlands, Ireland, Italy, Luxembourg, Portugal, Spain, Sweden and the U.K.

/52/ The London Financial Times, February 15, 1999, "Power Shake-Up Energises EU Price Competition."

/53/  See http://www.commodities-now.com/online/dec98/elecdereg.html.

/54/ The London Financial Times, February 15, 1999, "Power Shake-Up Energises EU Price Competition."

/55/ See generally The New York Times, October 28, 1999, "Cheaper Power to the People/In Germany, a Radical Deregulation Benefits Households"; see also Megawatt Daily, November 4, 1999, "German Utility RWE to Shop in Britain."

/56/ The Southern Company, HCAR No. 27134, Feb. 9, 2000, 2000 SEC Lexis 200, at 32 (footnote omitted) (deeming fund transfers booked as loans from financing subsidiaries to parent registered holding company not to constitute loans or extensions of credit within meaning of section 12(a) of the Act).

/57/ Interest rate variability and volatility are closely related in that both describe uncertainty arising from exposure to floating rates of interest. Variability usually relates to longer-term exposure, measured in months or years, especially as regards existing obligations. For example, to minimize exposure to interest rate variability on debt borrowed to fund a long-lived asset, Cinergy might "match-fund" with a significant amount of fixed-rate debt. Exposure to risk on amounts kept floating (for flexibility of redemption) could be minimized through various derivative instruments. Volatility, on the other hand, usually describes exposure that is much shorter in duration, such as daily swings in interest rates or indices. In addition, it relates to risk exposure on existing obligations and planned issuances. Therefore, to minimize interest rate volatility on the day of pricing a new bond, various hedging techniques are available as described in the text. Cinergy's Treasury Department has responsibility to analyze the cost and desirability of using various hedging instruments to mitigate interest rate risk exposure, and to purchase and monitor such instruments as necessary.

/58/ For example, companies that have complementary businesses (e.g., an electric distribution company which owns another electric distribution business or a water or gas distribution business) are said to be horizontally integrated. Vertical integration encompasses a spectrum of functionally distinct business operations or processes within a particular industry, such as the generation, transmission and distribution of electricity.

/59/ The ability to "cash-out" of, or "monetize," an investment expeditiously and on advantageous terms represents an important value of that investment. A company may no longer desire to own an investment perhaps because the investment is perceived to be at its maximum market value or it is not achieving its pre-defined goals. Likewise, an alternative investment may be preferred, or there may simply be a need to raise cash. In any of these hypotheticals, the ability to achieve such a disposition is critical.

/60/ See generally 87 FERC Par. 61,173, Docket No. RM99-2-000, May 13, 1999 (Notice of Proposed Rulemaking/ Regional Transmission Organizations) ("RTO NOPR"); Edison Electric Institute, "Electric Industry Key
Trends/November 1998," supra, at 7.

/61/  RTO NOPR, supra, at 22.

/62/  Ibid.

/63/ Id. at 21 (based on power marketer quarterly filings and caveating that a significant portion of such sales involve multiple resales of the same generation).

/64/ Cinergy has submitted information to the Commission on the individual earnings from each EPAct Project in quarterly certificates filed pursuant to the 100% Order in File No. 70-9011, as well as in Cinergy's Annual Reports on Form U5S.

/65/  Bloomberg Financial Services.

/66/ As reported by George Pugh & Co. The benchmark group consists of 25 electric and gas utilities including Cinergy.

/67/  CG&E percentages are consolidated.

/68/ Source: Merrill Lynch, Electric Utilities, Third Quarter 1999 and Fourth Quarter 1998 Reports.

/69/  CG&E percentages are consolidated.

/70/ The average rating for utility company senior debt is A- from S&P and A3 from Moody's.

/71/ An "A3" rating from Moody's is equivalent to an "A-" rating from any of the other three agencies.

/72/ In December 1994 Cinergy issued and sold over 7 million shares of its common stock to the public and contributed $160 million of the net proceeds to the equity capital of PSI (see Rule 24 certificate in File No. 70-8477). PSI used the funds for general corporate purposes, including repayment of short-term indebtedness incurred for construction financing.

/73/   See PSI Resources, Inc., et al., HCAR No. 25674, Nov. 13,
1992 (text accompanying notes 21 and 22).

/74/  Ohio Rev. Code sec. 4928.17.

/75/ "Diversified Business" was defined in the Principles to mean (i) a non-utility business, or (ii) a public utility business outside the United States of America. "Participation" was defined to mean "an acquisition of securities, or any interest in a business, which results in either CG&E becoming a direct owner of a Diversified Business or a Diversified Business becoming an Affiliate of CG&E." Principles of Diversification Section II D and G.

/76/  The rule 24 reporting obligations proposed herein would supersede the
(1) corresponding reporting obligations imposed by the 100% Order and (2) with respect to the proposed financing authority detailed above in Item 1.C, the corresponding reporting obligations imposed by the January 1998 Order and, to the extent duplicative (i.e., regarding guarantees), the March 1999 Order.